Exhibit 99.2

ELECTRAMECCANICA VEHICLES CORP.

102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4

Telephone: (604) 428-7656 and Email: info@electrameccanica.com

INFORMATION CIRCULAR
(As at June 2, 2020 (except as otherwise indicated))

This Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by management of Electrameccancia Vehicles Corp. (the “Company”) for use at the virtual annual general and special meeting (the “Meeting”) of its shareholders to be held on Thursday, July 9, 2020, at 6:00 p.m. Pacific Time, for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular references to “the Company”, “we” and “our” refer to Electrameccanica Vehicles Corp. “Common Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

Online Only Shareholder Meeting

The Company is conducting an online only shareholders’ Meeting. Registered Shareholders (as described in this Information Circular under the heading “Voting at the Meeting”) and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/103122260 where they can participate, vote or submit questions during the Meeting’s live webcast.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the Meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of or counsel for the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting at the Meeting

Registered Shareholders

A registered shareholder of Common Shares (each, a “Registered Shareholder”), or a Non-Registered Shareholder who has appointed themselves or a third party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by VStock Transfer, LLC (“VStock”), the Company’s transfer agent and registrar for the Meeting. To have their Common Shares voted at the Meeting, each Registered Shareholder or proxyholder will be required to enter their control number provided by VStock on the form of Proxy as the Username at https://web.lumiagm.com/103122260 prior to the start of the Meeting. In order to vote, Non-Registered Shareholders who appoint themselves or a third party as a proxyholder MUST register with VStock by sending an email to VStock at vote@vstocktransfer.com after submitting their voting instruction form and provide VStock with the name and email address of the appointed proxyholder in order to receive a control number which will be the Username (please see the information under the heading “Appointment of Proxies” below for details).

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting via live webcast. Registered Shareholders electing to submit a proxy may do so by choosing one of the following methods:

(a)	complete, date and sign the enclosed form of Proxy and return it to the Company’s transfer agent, VStock, by fax at (646) 536-3179, or by mail to 18 Lafayette Place, Woodmere, New York, U.S.A., 11598; or
(b)	scan and email the form of Proxy to VStock at vote@vstocktransfer.com; or
(c)	log onto VStock’s website at www.vstocktransfer.com/proxy and place your vote there. Registered Shareholders must follow the instructions provided on the website and refer to the enclosed Proxy form for the holder’s account number and the proxy access number.

In all cases Registered Shareholders must ensure their Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used.

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)           any amendment to or variation of any matter identified therein; and

(c)           any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified in the Proxy and, if applicable, for the nominees of management for directors and auditor as identified in the Proxy.

Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiagm.com/103122260.

In this respect:

●	Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a Username (the control number) and Password before the start of the Meeting and note the following:

o        Registered Shareholders - The 12-digit control number located on the form of Proxy or in the email notification you received is the Username and the Password is “solo2020” (case sensitive); and

o        Duly appointed proxyholders – VStock will provide the proxyholder with a 12-digit control number which will be the Username after the voting deadline has passed. The Password to the Meeting is “solo2020” (case sensitive); and

●	voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a control number which will be the Username to participate in the Meeting. To register a proxyholder, shareholders MUST send an email to VStock at vote@vstocktransfer.com after submitting their proxy/voting instruction form and provide VStock with the name and email address of the appointed proxyholder, which must be done by Tuesday, July 7, 2020, so that VStock may provide the proxyholder with a control number which will be the Username via email.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences.

In order to participate online, shareholders must have a valid 12-digit control number and proxyholders must have received an email from VStock containing a control number which will be the Username.

Non-Registered Shareholders

Beneficial Shareholders

The following information is of significant importance to shareholders of the Company who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Company shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Company shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders – those who object to their identity being made known to the issuers of securities which they own (called “OBOs”; for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing their identity (called “NOBOs”; for Non-Objecting Beneficial Owners).

These securityholder materials are sent to both registered and non-registered (beneficial) owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a Voting Instruction Form (“VIF”) in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right insert the name of your desired representative (which may be you) in the blank space provided in the VIF. Once you have completed and signed your VIF return it to Broadridge by mail or facsimile, or deliver your voting instructions to Broadridge by phone or via the internet, in accordance with Broadridge’s instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (i) have your Common Shares voted at the Meeting as per your instructions; or (ii) have an alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

Participating at the Meeting

The Meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the online Meeting is provided below. The Meeting will begin at 6:00 p.m. Pacific Time on Thursday July 9, 2020.

•	Registered Shareholders (as described in this Information Circular under the heading “Voting at the Meeting”) that have a 12-digit control number, along with duly appointed proxyholders who were assigned a control number by VStock which will be the Username (see details under the heading “Appointment of Proxies”), will be able to vote and submit questions during the Meeting. To do so, please go to https://web.lumiagm.com/103122260 prior to the start of the Meeting to login. Click on “I have a login” and enter your 12-digit control number which is the Username along with the password “solo2020” (case sensitive). Non-Registered Shareholders (as defined in this Information Circular under the heading “Non-Registered Shareholders”) who have not appointed themselves to vote at the Meeting, may login as a guest, by clicking on “I am a Guest” and complete the online form.

•	United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting you must submit a copy of your legal proxy to VStock. Requests for registration should be directed to:

VStock Transfer, LLC
18 Lafayette Place, Woodmere, New York, U.S.A., 11598; or

Fax: (646) 536-3179; or

Email: vote@vstocktransfer.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than July 7, 2020 by 6:00 p.m. Pacific Time. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Meeting and vote your Common Shares at https://web.lumiagm.com/103122260 during the Meeting. Please note that you are required to register your appointment by sending an email to VStock at vote@vstocktransfer.com after submitting your legal proxy form and provide VStock with the name and email address of the appointed proxyholder, which must be done by Tuesday, July 7, 2020, so that VStock may provide the proxyholder with a control number which will be the Username via email.

•	Non-Registered Shareholders who do not have a 12-digit control number which will be the Username will only be able to attend as a guest which allows them to listen to the Meeting, however, they will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Shareholders” for an explanation of why certain shareholders may not receive a form of proxy.

•	If you are using a 12-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

•	If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Appointment of Proxies

Shareholders who wish to appoint a third party proxyholder to represent them at the online Meeting must submit their proxy or VIF (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a control number which will be the Username to participate in the Meeting. To register a proxyholder, shareholders MUST send an email to VStock at vote@vstocktransfer.com after submitting their proxy/voting instruction form and provide VStock with the name and email address of the appointed proxyholder, which must be done by Tuesday, July 7, 2020, so that VStock may provide the proxyholder with a control number which will be the Username via email.

A proxy can be submitted to VStock either by fax, at (646) 536-3179, or by mail or courier, to 18 Lafayette Place, Woodmere, New York, U.S.A., 11598, or by scan and email to vote@vstocktransfer.com, or via the internet at www.vstocktransfer.com/proxy. The proxy must be deposited with VStock by no later than 6:00 p.m. Pacific Time on Tuesday, July 7, 2020, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting. If a shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Without a control number which will be the Username, proxyholders will not be able to vote at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended (the “BCA”), certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the proxy bearing a later date to VStock or at the address of the registered office of the Company, located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7, at any time up to and including the second last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the second last business day that precedes any reconvening thereof, or in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders who wish to change their vote must contact their intermediary to discuss their options well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Each person who has been a director or executive officer of the Company at any time since the beginning of the last completed financial year of the Company, and each proposed nominee for election as a director of the Company, as a potential participant under the 2020 Stock Incentive Plan, has a material interest in the approval of the 2020 Stock Incentive Plan.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company was incorporated as a private British Columbia company on February 16, 2015. The Company is subject to the reporting requirements with the United States Securities and Exchange Commission (the “SEC”) under Section 13 of the Exchange Act. On June 27, 2017 the Company received its trading symbol, “ECCTF”, from the Financial Industry Regulatory Authority (“FINRA”) and, on the same day, the Common Shares were posted for trading on the OTCQB Venture Market (the “OTCQB”), which is operated by the OTC Markets Group Inc. Pursuant to Multilateral Instrument 51-105 – Issuers Quoted in the U.S. Over-the-Counter Markets, the Company became an “OTC reporting issuer” in British Columbia on the date it received its trading symbol from FINRA. The Company’s Common Shares began trading on the Nasdaq Capital Market (“NASDAQ”) on August 9, 2018, and the Company ceased to be an OTC reporting issuer on August 10, 2018. On October 15, 2018, the Company was designated as a reporting issuer under the Securities Act (British Columbia) by order of the British Columbia Securities Commission.

The Board of Directors of the Company (the “Board of Directors”) has fixed May 29, 2020 as the record date (the “Record Date”) for determining persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting online or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares are currently posted for trading on NASDAQ and the Company is authorized to issue an unlimited number of Common Shares. As of May 29, 2020, there were 46,279,739 Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of non-voting Preferred Shares, without par value. As at the Record Date, there were no Preferred Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at the Record Date, other than as set forth below:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
Jerry Kroll	8,187,500(1)	17.7%

Note:

(1)	This figure consists of: (a) 3,612,500 Common Shares registered directly to Jerry Kroll; and (b) 4,575,000 Common Shares held by Ascend Sportmanagement Inc., over which Mr. Kroll has discretionary voting and investment authority. Mr. Kroll also directly holds the following warrants and options representing undiluted Common Shares, which undiluted Common Shares are not included in the above table: (i) 62,500 Common Shares issuable upon exercise of warrants; and (ii) options to purchase an aggregate of 3,532,728 Common Shares, of which 3,324,395 options are vested.

The following documents filed with the securities commissions or similar regulatory authority in British Columbia are specifically incorporated by reference into, and form an integral part of, this Information Circular:

•	annual audited financial statements for the year ended December 31, 2019, the report of the auditor thereon and the related management discussion and analysis, as filed under the Company’s profile at www.sedar.com; and

•	the Form 20-F Annual Report for the Company’s fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020 and filed as the Company’s Annual Information Form under the Company’s SEDAR profile at www.sedar.com on March 25, 2020.

Copies of documents incorporated herein by reference may be obtained by a shareholder upon request without charge from the Company, at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, Telephone: (604) 428-7656. These documents are also available via the internet under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Board of Directors has determined that eight directors will be elected to the Board of Directors at the Meeting. The table below sets out the seven individuals nominated by the Board of Directors for election as directors at the Meeting.

Shareholders may also submit nominations for directors, however, only an individual nominated by shareholders pursuant to specific requirements set out in the Articles of the Company (the “Articles”) shall be eligible for election as director. At the Meeting any shareholder nominations for director not made in accordance with the Articles will not be accepted.

The Articles require notice be provided to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the BCA; or (ii) a shareholder proposal made pursuant to the provisions of the BCA.

Among other things, the Articles set a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and set forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Articles also require any proposed director nominee, upon request from the Board of Directors, to provide information to the Company as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee. The Chair of any shareholders’ meeting at which a shareholder nomination for director is included in an election of director has the power and duty to determine whether such nomination was made in accordance with the Articles, and if any proposed nomination is not in compliance with the Articles, to declare that such defective nomination be disregarded.

The foregoing is merely a summary of section 12.11 of our Articles, is not comprehensive and is qualified by the full text of the section. A copy of the Articles was filed on June 30, 2017 under the Company’s SEDAR profile at www.sedar.com.

Term of Office

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the BCA, each director elected at the Meeting will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Management Director Nominees

The following table sets out the names of management’s nominees for election as director, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s current principal occupation, business or employment (and for the five preceding years for each new nominee), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at June 2, 2020.

Nominee Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)(2)
Michael Paul Rivera Chief Executive Officer and a director Arizona, U.S.A.	Current Chief Executive Officer of the Company; and President of Ricardo, USA (July 2016 to July 2019) (former Executive VP August 2015 to July 2016).	Since August 12, 2019	Nil(7)
Henry Reisner President, Chief Operating Officer and a director British Columbia, Canada	Current President and Chief Operating Officer of the Company; and President and director of Intermeccanica International Inc. (2001 to present).	Since February 16, 2015	3,025,000(8)
Baljinder K. Bhullar Secretary, Chief Financial Officer and a director British Columbia, Canada	Current Chief Financial Officer and Secretary of the Company; President and/or a director of Risk Management Association of BC (June 20001 to May 2006); CEO of KISMET Nutrients American e-Commerce Solutions (May 2016 to present); CEO of BKB Management Ltd. (February 2005 to present); CFO of Lexaria Corp. (March 2008 to April 2016); and CFO of Enertopia Corp. (March 2008 to July 2017).	Since November 19, 2018	3,900(9)
Steven Sanders(3)(4)(5)(6) Non-Executive Chairman and a director New York, U.S.A.	Attorney at Ortoli Rosenstadt LLP (2004 to present); director of Helijet International Inc. (May 2007 to present); director of Bay Street Theatre (February 2015 to present); director of American Academy of Dramatic Arts (October 2013 to present); director of Avalon GloboCare Corp. (July 208 to present); and director of Roundabout Theatre (April 1998 to December 2017).	Since March 16, 2018	Nil(10)
Jerry Kroll Director British Columbia, Canada	Former Chief Executive Officer of the Company (Feb. 2015 to Aug. 2019); former Chief Executive Officer of Crailar Technologies Inc. (October 1998 to August 2006); and former Chief Financial Officer of KleenSpeed Technologies Inc. of NASA Research Park (2008 to 2010).	Since February 16, 2015	8,187,500(11)

Nominee Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)(2)
Luisa Ingargiola(3)(4)(5)(6) Director Florida, U.S.A.	Current Chief Financial Officer of Avalon GloboCare Corp.; director of FTE Networks, Inc. (2017 to present); and director of MagneGas Corporation (December 2016 to June 2018) (former CFO from 2007 to 2016).	Since March 16, 2018	Nil(12)
Joanne Yan(3)(4)(5)(6) Director British Columbia, Canada	Current President of Joyco Consulting Services (1994 to present); CEO and CFO of Alphanco Venture Corp. (December 2018 to present); director of Leaside Capital Corp. (March 2019 to present); director of Tianchen Aviation (Canada) Ltd. (August 2015 to present); director of Harbour Air Group (September 2016 to present); director of Hanwei Energy Services Corp. (October 2005 to present); and director of Sunshine Oilsands Ltd. (July 2016 to June 2019).	Since March 6, 2019	25,000(13)
Peter Savagian(3)(4)(5)(6) Director California, U.S.A.	Currently Senior VP of Engineering at Ampaire Inc. (February 2019 to present); Senior VP of Faraday Future (July 2016 to November 2018); and General Director of Electrified Propulsion at General Motors Corporation (February 2002 to June 2016).	Since October 17, 2019	Nil(14)

Notes:

(1)	The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees or obtained from information available on the Company’s website.
(2)	Common Shares beneficially owned or controlled are represented on an undiluted basis.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Nominating and Corporate Governance Committee.
(6)	Member of the Corporate Disclosure Committee.
(7)	Mr. Rivera holds, in the aggregate, stock options to purchase 3,000,000 Common Shares of which 418,182 stock options are vested.
(8)	Mr. Reisner beneficially owns 2,375,000 Common Shares registered directly to Henry Reisner, 525,000 Common Shares held of record by Mr. Reisner’s wife and 125,000 Common Shares held of record by Mr. Reisner’s daughter, and Mr. Reisner also holds stock options to purchase an aggregate of 123,636 Common Shares, of which 120,816 stock options are vested.

(9)	Ms. Bhullar owns 3,900 Common Shares and also holds stock options to purchase an aggregate of 1,500,000 Common Shares, of which 583,335 stock options have vested.
(10)	Mr. Sanders holds stock options to purchase an aggregate of 345,000 Common Shares, of which 176,250 stock options have vested.
(11)	Of these Common Shares: (i) 3,612,500 are owned by Jerry Kroll; (ii) 4,575,000 are owned by Ascend Sportmanagement Inc., a company over which Mr. Kroll has discretionary voting and investment authority. Mr. Kroll also directly holds: (i) stock options to purchase an aggregate of 3,532,728 Common Shares, of which 3,324,395 stock options have vested; and (ii) warrants to purchase 62,500 Common Shares.
(12)	Ms. Ingargiola holds stock options to purchase an aggregate of 345,000 Common Shares, of which 176,250 stock options have vested.
(13)	Ms. Yan owns 25,000 Common Shares and also holds: (i) warrants to purchase 50,000 Common Shares; and (ii) stock options to purchase an aggregate of 350,000 Common Shares, of which 179,840 stock options have vested.
(14)	Mr. Savagian holds stock options to purchase an aggregate of 345,000 Common Shares, of which 126,250 stock options have vested.

Biographies of Director Nominees

Michael Paul Rivera – Director / Chief Executive Officer

Michael Paul Rivera joined the Company as its Chief Executive Officer in August 2019. Before joining the Company, Mr. Rivera most recently served as President of Ricardo, USA, a division of Ricardo, PLC (LON: RCDO), a 100-year-old global engineering, strategic and environmental consultancy business with a value chain that includes the design, engineering, testing and product launch of vehicle systems, as well as the niche manufacture of high performance products.

Previous to that, as Executive VP of Hybrid & Electric Systems at Ricardo, Mr. Rivera led that company’s evolution towards an efficient and sustainable low carbon future. Ricardo’s engineering and design solutions have had a significant impact on technical developments throughout the auto sector, providing innovative solutions across engines, drivelines and hybrid systems, as well as supporting the development of emerging technologies such as autonomous and connected vehicles.

Mr. Rivera brings more than two decades of experience in technical consulting, engineering services, general management and global business development together with a deep understanding of engineering in the automotive, transport and energy industries to the Company.

Henry Reisner – Director / President / Chief Operating Officer

Henry Reisner was the previous owner of and continues to be the President and a director of Intermeccanica International Inc. (“Intermeccanica”); the Company’s wholly-owned subsidiary; a company with over a 60 year legacy of custom built sports cars for global clientele, first in Turin, Italy, and, subsequently, in Vancouver, British Columbia, since 1982. Mr. Reisner has substantial experience in the automotive industry and has a background in manufacturing. He serves as the Chief Operating Officer overseeing the design and production of the Company’s electric cars.

Mr. Reisner holds a Bachelor of Arts degree in political science from the University of British Columbia in 1989.

Baljinder K. Bhullar – Director / Secretary / Chief Financial Officer

Bal Bhullar brings over 25 years of diversified business, financial and risk management experience as an executive and/or director in both public and private companies that includes such industries in technology, manufacturing, e-commerce, blockchain, resource, marine, energy, transport, alternative health and health/wellness.

Among some of the areas of experience, Ms. Bhullar brings expertise in financial and strategic planning, operational and risk management, regulatory compliance reporting, capital funding, investor relations, marketing, business expansion, start-up operations, financial modeling, program development, product development, corporate financing and corporate governance/internal controls.

Previously, Ms. Bhullar has held various positions including President of the Risk Management Association of BC, and has held positions as director and Chief Financial Officer (“CFO”) and/or Chief Executive Officer (“CEO”) of several private and public companies including the following: CFO and a director of the Company; CEO/Founder of KISMET Nutrients/American e-Commerce Solutions LLC; CEO/Founder of BKB Management Ltd.; and an Advisory Board member of Enertopia Corp. (CSE:TOP OTCQX:ENRT). Formerly, Ms. Bhullar held positions as CFO and a director of each of Lexaria Corp (CSE:LXX OTCQX:LXRP) and Enertopia Corp. (CSE:TOP OTCQX:ENRT).

Ms. Bhullar is a Chartered Professional Accountant and Certified General Accountant and as well holds a CRM designation from Simon Fraser University and a diploma in Financial Management from British Columbia Institute of Technology.

Steven Sanders – Director / Non-executive Chairman

Since January 2017, Steven Sanders has been Of Counsel to the law firm of Ortoli Rosenstadt LLP. From July 2007 until January 2017, Mr. Sanders was a Senior Partner of Ortoli Rosenstadt LLP. From January 1, 2004 until June 30, 2007, Mr. Sanders was of counsel to the law firm of Rubin, Bailin, Ortoli, LLP. From January 1, 2001 to December 31, 2003, Mr. Sanders was counsel to the law firm of Spitzer & Feldman PC. Mr. Sanders also serves as a director of Helijet International, Inc. Mr. Sanders is currently a director of Avalon GloboCare Corp. Additionally, he has been a director at the American Academy of Dramatic Arts since October 2013 and has been a director of the Bay Street Theater since February 2015.

Mr. Sanders received his JD from Cornell University and his BBA from The City College of New York.

Jerry Kroll – Director

Jerry Kroll has an extensive background working in small businesses and start-ups. His career began when he managed the production, strategic planning, and sales operations of Kroll Greenhouses, his family business. From there, Mr. Kroll served in other management roles in the floral and food services industries, overseeing the import/export of floral products, managing employees, managing food franchises, and establishing supplier/distributor relationships.

In 1996 Mr. Kroll became involved in air racing as the owner of Vancouver International Air Races and Airshow, which featured large scale events attracting over 15,000 spectators and 31 corporate sponsors. From then on, Mr. Kroll became increasingly involved in air racing and motor races. He eventually became the President and CEO of Corbin Motors Vancouver Inc. in 2001 where he organized the sales of the firm’s three-wheeled commuter vehicle in Canada.

In 2007 Mr. Kroll founded KleenSpeed Technologies, a firm focused on stationary energy storage products. He began researching and developing an electric vehicle for the everyday commuter. As an entrepreneur, Mr. Kroll also founded Ascend Sportmanagement Inc., a sports property and technology management firm.

Mr. Kroll’s experience and skill set in innovative technology and start-ups, coupled with his passion for clean technology developments, allows Mr. Kroll to coordinate, manage and execute strategies for the Company.

Mr. Kroll is also actively involved in the Vancouver venture capital scene and has been a member of the Vancouver Angel Technology Network, an investing and mentoring network for new technology start-ups, since 2003.

Luisa Ingargiola – Director

Since 2017, Luisa Ingargiola has been the Chief Financial Officer of Avalon GloboCare, a leading biotech health care company that is developing cell based therapeutic technologies for cancer and neuromuscular disease. Ms. Ingargiola also serves as a director and audit chair of FTE Networks, a leading international network infrastructure solutions and cyber security company. Ms. Ingargiola was the CFO of MagneGas Corporation from 2007 to 2016 and is a current board member. In addition, Ms. Ingargiola has served as Audit Chair for several public companies in the technology, environmental and energy industries.

Ms. Ingargiola received her Bachelor’s degree in Finance from Boston University and a Masters of Health Administration from the University of Florida.

Joanne Yan – Director

Joanne Yan has 25 years of experience in advising and managing both publicly traded and private companies. Ms. Yan serves as the President of Joyco Consulting Services, which she founded in 1994 to provide consulting services in the areas of corporate structuring, business development and strategic planning initiatives. She recently established Alphaco Venture Corp., a capital pool company listed on the TSX Venture Exchange, and she acts as CEO and CFO of that company. Ms. Yan recently led a transaction that enabled an affiliate of Zongshen Industrial Group to acquire a 49% interest in Harbour Air, the largest sea plane operator in North America.

Ms. Yan has served on the Board of Directors of several public and private companies, including: (i) Zongshen, our strategic manufacturing partner, and three of its subsidiaries; (ii) the Toronto Stock Exchange-listed Hanwei Energy Services Corp., which manufactures and sells high pressure fiberglass reinforced plastic pipes for international oil & gas and infrastructure industries in addition to producing oil and gas in Canada; and (iii) Sunshine Oilsands Ltd., a Hong Kong Stock Exchange listed company, where she is also the Audit Committee Chair and a Corporate Governance Committee member.

Peter Savagian – Director

Peter Savagian is a pioneer in automotive electrification, with a broad spectrum of expertise in the technology, development, launch and production of electric vehicles. In 1990 Mr. Savagian began work on the General Motors EV1, the first modern electric vehicle, and was named Chief Engineer of Electric Propulsion Systems in 1998. Later, as General Director of Electrified Propulsion, Mr. Savagian built and led multiple teams to innovate, engineer and execute the full range of electrified vehicle propulsion systems. Mr. Savagian’s accomplishments at General Motors include 13 electrified autos brought to production. Notably, these include the first modern electric vehicle, the GM EV1, the first plug-in hybrid, the Chevy Volt, and the industry’s first long-range value EV, the Chevy Bolt. Additionally, Mr. Savagian was also Senior VP at Faraday Future.

Mr. Savagian is presently Senior VP of Engineering at Ampaire, an electric aircraft startup company where he directs innovation, design, development and certification of electric propulsion systems and their integration into short-haul, fixed-wing electric aircrafts.

Mr. Savagian holds 44 patents and has authored 17 technical publications in the field of electrification. Mr. Savagian holds a BS in Mechanical Engineering from the University of Wisconsin, an MS in Operations Research Engineering from the University of Southern California and an MBA from Duke University.

Penalties, Sanctions and Cease Trade Orders

No proposed director is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company, in respect of which this Information Circular is being prepared) that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)	while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)	has, within the ten years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT OF AUDITOR

KPMG LLP of 777 Dunsmuir Street, 11th Floor, Vancouver, British Columbia, Canada, was appointed auditor of the Company on September 27, 2018. Shareholders of the Company will be asked at the Meeting to vote for the reappointment of KPMG LLP as auditor of the Company until the next annual general meeting of Shareholders or until a successor is appointed, at a remuneration to be fixed by the directors.

Unless otherwise directed, the persons named in the enclosed form of Proxy intend to vote FOR the appointment of KPMG LLP as auditor of the Company until the close of the Company’s next annual general meeting and to authorize the Board of Directors to fix their remuneration.

Fees paid or accrued by the Company for audit and other services provided by KPMG LLP are disclosed under “Item 16C. Principal Accountant Fees and Services” in the Company’s Form 20-F Annual Report for the fiscal year ended December 31, 2019 filed with the SEC on March 25, 2020 and filed as the Company’s Annual Information Form under the Company’s SEDAR profile at www.sedar.com on March 25, 2020.

CORPORATE GOVERNANCE

General

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose their corporate governance practices and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) provides guidance on corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the Company’s shareholders. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of Directors is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the Board of Directors’ opinion, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board of Directors facilitates its independent supervision over management of the Company through frequent meetings of the Board of Directors at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

Management is delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board of Directors facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its Audit Committee, the Board of Directors examines the effectiveness of the Company’s internal control processes and management information systems. The Compensation Committee reviews executive compensation and recommends stock option grants. Members of the Company’s Audit Committee are Luisa Ingargiola (Chair), Steven Sanders, Joanne Yan and Peter Savagian.

The independent members of the Board of Directors are Ms. Ingargiola, Ms. Yan and Messrs. Sanders and Savagian. Ms. Bhullar and Messrs. Rivera and Reisner are not independent as they are officers of the Company and Mr. Kroll is not independent as he is a significant security holder of the Company and was the former Chief Executive Officer of the Company until August 12, 2019.

Directorships

The directors currently serving on the Board of Directors of other reporting corporations (or equivalent) are set out below:

Name of Director	Name of Reporting Issuer	Exchange
Steven Sanders	Helijet International Inc.; and Avalon GloboCare Corp.	TSXV (delisted in August 2019) NASDAQ Capital Market
Luisa Ingargiola	FTE Networks, Inc.; and Avalon GloboCare Corp.	NYSE American NASDAQ Capital Market
Joanne Yan	Alphanco Venture Corp.; Hanwei Energy Services Corp.; and Leaside Capital Corp.	TSXV TSE TSXV

Mandate of the Board of Directors

On April 16, 2020, the Board of Directors adopted a new Board Mandate among other new corporate governance materials. Pursuant to the Board Mandate, the Board of Directors is specifically charged with responsibility for:

(a)	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the Company;

(b)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c)	the identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;

(d)	succession planning (including appointing, training and monitoring senior management);

(e)	adopting a communication policy for the Company;

(f)	the Company’s internal control and management information systems; and

(g)	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

A copy of the complete text of the Board Mandate was filed as Exhibit 99.5 to the Company’s Form 6-K filed with the SEC on EDGAR on April 27, 2020, which Form 6-K was also filed on SEDAR on the same date as a “material document”, and a copy can also be viewed on the Company’s website at https://investors.electrameccanica.com/governance-docs.

Position Descriptions

On April 16, 2020, the Board of Directors of the Company adopted written position descriptions for the Chair of the Board of Directors and the Chair of each committee of the Board of Directors. In addition, our Board of Directors and the CEO have adopted a written position description for the CEO.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s assets, business, technology and industry and on the responsibilities of directors.

Board of Directors’ meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

Code of Business Conduct and Ethics

On April 16, 2020, the Board of Directors adopted a new Code of Business Conduct and Ethics which complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002, and any regulations promulgated thereunder by the SEC and also provides for an enforcement mechanism as required by NASDAQ Listing Rule 5610. The Code of Business Conduct and Ethics applies to the Company’s CEO and CFO and all other employees of the Company and the Board of Directors is responsible for monitoring compliance with the Code of Business Conduct and Ethics. A copy of the complete text of the Code of Business Conduct and Ethics was filed as Exhibit 99.4 to the Company’s Form 6-K filed with the SEC on EDGAR on April 27, 2020, which Form 6-K was also filed on SEDAR on the same date as a “material document”, and a copy can also be viewed on the Company’s website at https://investors.electrameccanica.com/governance-docs.

Nomination of Directors

On April 16, 2020, the Board of Directors adopted a new Nominating and Corporate Governance Committee Charter that complies with the requirements of NASDAQ Listing Rule 5605(e)(2), and has established a nominating and corporate governance committee (the “N&CG Committee”) which operates under its Nominating and Corporate Governance Committee Charter. The N&CG Committee is currently comprised of Steven Sanders (Chair), Luisa Ingargiola, Joanne Yan and Peter Savagian. The N&CG Committee is responsible for corporate governance generally, reviewing the composition and size of the Board of Directors, evaluating the Board of Directors as a whole, identifying, considering and recommending candidates to fill new positions or vacancies on the Board of Directors, evaluating individual members of the Board of Directors, reviewing composition of each committee of the Board of Directors, recommending persons to be members of various committees and dealing with conflicts of interest.

Governance

The N&CG Committee shall be responsible for: making recommendations to the Board of Directors regarding an appropriate organization and structure for the Board of Directors; evaluating the size, composition, membership qualifications, scope of authority, responsibilities, reporting obligations and charters of each committee of the Board of Directors; periodically reviewing and assessing the adequacy of the Company’s corporate governance principles as contained in the Nominating and Corporate Governance Committee Charter and, should it deem it appropriate, it may develop and recommend to the Board of Directors for adoption of additional corporate governance principles; periodically reviewing the Company’s Articles and Bylaws in light of existing corporate governance trends, and shall recommend any proposed changes for adoption by the Board of Directors or submission by the Board of Directors to the Company’s shareholders; making recommendations on the structure and logistics of Board of Directors’ meetings and may recommend matters for consideration by the Board of Directors; considering, adopting and overseeing all processes for evaluating the performance of the Board of Directors, each committee and individual directors; and annually reviewing and assessing its own performance.

To further enhance corporate governance, on April 16, 2020, the Board of Directors adopted each of a new: (i) Audit Committee Charter; a copy of which is attached hereto as Schedule “A”; (ii) Compensation Committee Charter; (iii) Corporate Disclosure Policy; (iv) Disclosure Controls and Procedures Policy; (v) Clawback Policy; (vi) Drug and Alcohol Policy; (vii) Anti-Hedging and Pledging Policy; and (viii) Securities Trading and Reporting Guidelines. A copy of each of the foregoing charters or policies can be viewed on the Company’s website at https://investors.electrameccanica.com/governance-docs.

Compensation

As previously mentioned, on April 16, 2020, the Board of Directors adopted a new Compensation Committee Charter which complies with the requirements of NASDAQ Listing Rule 5605(d)(1) and the Board of Directors has established a Compensation Committee (the “Compensation Committee”). The Compensation Committee is comprised of Luisa Ingargiola (Chair), Steven Sanders, Joanne Yan and Peter Savagian.

The Compensation Committee determines compensation for the directors and officers of the Company, as well as the procedures for this determination, as are described under “Statement of Executive Compensation” herein.

Other Board Committees

Corporate Disclosure Committee

The Corporate Disclosure Committee consists of Steven Sanders (Chair), Luisa Ingargiola, Joanne Yan and Peter Savagian. The Corporate Disclosure Committee is responsible for ensuring that the Company’s policies and practices on corporate disclosure contained in the Corporate Disclosure Policy are complied with by the directors, officers and employees of the Company. The objectives of the Corporate Disclosure Policy are to: (i) provide guidance on disclosing information in a timely, consistent and appropriate manner; (ii) provide guidance on protecting and preventing the improper use or disclosure of material information and Company confidential information; (iii) educate the Company’s directors, officers and employees on the appropriate use and disclosure of material information and Company confidential information; and (iv) provide guidance on how the Company’s directors, officers and employees can help ensure the Company meets its reporting requirements.

Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the Board of Directors and management and the strategic direction and processes of the Board of Directors and its committees on an ongoing basis.

NASDAQ Corporate Governance

The Company complies with corporate governance requirements of the NASDAQ Listing Rules. The Company is a “foreign private issuer” as defined under Rule 3b-4 promulgated under the Exchange Act. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of the NASDAQ Listing Rules and may follow home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3) and the requirement to distribute annual and interim reports set forth in Rule 5250(d). The Company has reviewed the NASDAQ corporate governance requirements and confirms that the Company is in compliance with the NASDAQ corporate governance standards in all significant respects. The manner in which the Company’s corporate governance practice differs from the NASDAQ corporate governance requirements is described in the Company’s NASDAQ Corporate Governance disclosure, which can be viewed on the Company’s website at https://investors.electrameccanica.com/governance-docs, and is also described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on EDGAR on March 25, 2020 and filed as the Company’s Annual Information Form under the Company’s SEDAR profile at www.sedar.com on March 25, 2020.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

In this section “Named Executive Officer” (“NEO”) means the Company’s Chief Executive Officer (again, the “CEO”), the Company’s Chief Financial Officer (again, the “CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Michael Paul Rivera, CEO; Baljinder K. Bhullar, CFO; Henry Reisner, President and Chief Operating Officer (“COO”); Isaac Moss, Chief Administrative Officer (“CAO”); Jerry Kroll, former President and CEO; and Iain Ball, former Vice-President, Finance; are each an NEO of the Company for purposes of the following disclosure.

Compensation Discussion and Analysis

This section sets out the objectives of our Company’s executive compensation arrangements, our Company’s executive compensation philosophy and the application of this philosophy to our Company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board of Directors made in our fiscal year ended December 31, 2019 with respect to our NEOs. When determining the compensation arrangements for the NEOs, our Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

Our Board of Directors established a Compensation Committee in March 2018. Prior to that, our Board of Directors acted as the Compensation Committee.

The Compensation Committee will consider a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all our executive officers. The Compensation Committee does not intend to position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee will look at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.

Elements of Compensation

The compensation paid to Named Executive Officers in any year to date consists of two primary components:

(a)	base salary; and

(b)	long-term incentives in the form of stock options granted under our Stock Option Plan (as herein defined).

The key features of these two primary components of compensation are discussed below:

Base Salary

Base salary recognizes the value of an individual to our Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the NEOs are intended to be reviewed annually. Any change in base salary of a NEO is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company (in particular, companies in the electric vehicle industry) and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Stock Option Awards

The Company provides long-term incentives to NEOs in the form of stock options as part of its overall executive compensation strategy. Our Compensation Committee believes that stock option grants serve the Company’s executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the NEOs with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for NEOs.

Risks Associated with Compensation Policies and Practices

The oversight and administration of the Company’s executive compensation program requires the Compensation Committee to consider risks associated with the Company’s compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and throughout the year whenever it is deemed necessary by the Compensation Committee.

The Company’s executive compensation policies and practices are intended to align management incentives with the long-term interests of the Corporation and its shareholders. In each case, the Corporation seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include: (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation; (ii) balancing base salary and variable compensation elements; and (iii) spreading compensation across short and long-term programs.

Compensation Committee

Our Compensation Committee consists of Luisa Ingargiola, Steven Sanders, Joanne Yan and Peter Savagian and is chaired by Ms. Ingargiola. Each of the Compensation Committee members satisfies the “independence” requirements of NASDAQ Listing Rule 5605(a)(2). Our Compensation Committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon.

The Compensation Committee’s responsibility is to formulate and make recommendations to our Board of Directors in respect of compensation issues relating to our directors and executive officers. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(a)	to review the compensation philosophy and remuneration policy for our executive officers and to recommend to our Board of Directors changes to improve our ability to recruit, retain and motivate executive officers;

(b)	to review and recommend to the Board of Directors the retainer and fees, if any, to be paid to our directors;

(c)	to review and approve corporate goals and objectives relevant to the compensation of the CEO), evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to our Board of Directors with respect to) the CEO’s compensation level based on such evaluation;

(d)	to recommend to our Board of Directors with respect to non-CEO officer and director compensation, including reviewing management’s recommendations for proposed stock options and other incentive-compensation plans and equity-based plans, if any, for non-CEO officer and director compensation and make recommendations in respect thereof to our Board of Directors;

(e)	to administer the Stock Option Plan approved by our Board of Directors in accordance with its terms including the recommendation to our Board of Directors of the grant of stock options in accordance with the terms thereof; and

(f)	to determine and recommend for the approval of our Board of Directors’ bonuses to be paid to our executive officers and employees and to establish targets or criteria for the payment of such bonuses, if appropriate. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Compensation Committee are to take place at least once per year and at such other times as the Chair of the Compensation Committee may determine.

Actions, Policies and Decisions made following December 31, 2019:

Effective on January 1, 2020, the Company revised or entered into new compensation arrangements with each of Michael Paul Rivera, Henry Reisner and Baljinder K. Bhullar.

On April 16, 2020, the Board of Directors, by way of written consent resolutions, approved and adopted certain new corporate governance materials, which includes, among other policies and guidelines, each of a new Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Code of Business Conduct and Ethics and Board Mandate.

On April 20, 2020, Jack Austin resigned as a director of the Company due to his retirement from his various business and academic activities.

Option-Based Awards

2015 Stock Option Plan

On June 11, 2015, our Board of Directors adopted the 2015 Stock Option Plan (the “Stock Option Plan”) under which an aggregate of 30,000,000 common shares may be issued, subject to adjustment as described in the Stock Option Plan. As at December 31, 2019, there were 12,908,315 outstanding options under the Stock Option Plan leaving an additional 17,091,685 options to acquire common shares that may be granted under the Stock Option Plan.

The purpose of the Stock Option Plan is to retain the services of valued key employees, directors and consultants of the Company and such other persons as the plan administrator, which is currently the Board of Directors, shall select in accordance with the eligibility requirements of the Stock Option Plan, and to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the plan administrator. The Stock Option Plan shall be administered initially by the Board of Directors, except that the Board of Directors may, in its discretion, establish a committee composed of two or more members of the Board of Directors to administer the Stock Option Plan, which committee may be an executive, compensation or other committee, including a separate committee especially created for this purpose.

Material Terms

Unless accelerated in accordance with the Stock Option Plan, unvested options shall terminate immediately upon the optionee resigning from or the Company terminating the optionee’s employment or contractual relationship with the Company or any related company for any reason whatsoever, including death or disability. Options that have vested shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events: (i) the expiration of the option as designated by the plan administrator; (ii) the date of an optionee’s termination of employment or contractual relationship with the Company or any related company for cause (as determined in the sole discretion of the plan administrator); (iii) the expiration of three months from the date of an optionee’s termination of employment or contractual relationship with the Company or any related company for any reason whatsoever other than cause, death or disability; or (iv) the expiration of three months from termination of an optionee’s employment or contractual relationship by reason of death or disability. Upon the death of an optionee, any vested options held by the optionee shall be exercisable only by the person or persons to whom such optionee’s rights under such option shall pass by the optionee’s will or by the laws of descent and distribution of the optionee’s domicile at the time of death and only until such options terminate as provided above. For purposes of the Stock Option Plan, unless otherwise defined in the stock option agreement between the Company and the optionee, “disability” shall mean medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than six months or that can be expected to result in death. The plan administrator shall determine whether an optionee has incurred a disability on the basis of medical evidence acceptable to the plan administrator. Upon making a determination of disability, the plan administrator shall, for purposes of the Stock Option Plan, determine the date of an optionee’s termination of employment or contractual relationship.

The foregoing summary of the Stock Option Plan is not complete and is qualified in its entirety by reference to the Stock Option Plan, which is filed as Exhibit 99.1 to our registration statement on Form F-1 under the United States Securities Act of 1933, as amended, as filed with the SEC on October 11, 2016 and is incorporated by reference herein.

See disclosure under “Securities Authorized for Issuance under Equity Compensation Plans” for further information concerning the Stock Option Plan.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company since September 1, 2017 to December 31, 2019 with a cumulative total shareholder return to the NASDAQ Composite Index over the same period.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company during the fiscal periods indicated in respect of the NEOs set out below and includes amounts paid to affiliates of the NEOs for services provided by the NEOs:

Named Executive Officer and Principal Position	Year	Salary ($)	Share based awards ($)	Option based awards ($)(1)	Annual Incentive Plan ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
Michael Paul Rivera(2) CEO	2019 2018 2017	156,018 N/A N/A	Nil N/A N/A	3,740,145 N/A N/A	51,353 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	3,947,516 N/A N/A
Jerry Kroll(3) former President and CEO	2019 2018 2017	300,000 140,000 60,000	Nil Nil Nil	Nil 123,726 358,694	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	300,000 263,726 418,694
Baljinder K. Bhullar(4) Secretary and CFO	2019 2018 2017	196,667 20,000 N/A	Nil Nil N/A	2,289,225 Nil N/A	36,000 Nil N/A	Nil Nil N/A	Nil Nil N/A	3,600 450 N/A	2,252,492 20,450 N/A
Henry Reisner(5) President and COO	2019 2018 2017	180,000 126,700 60,000	Nil Nil Nil	Nil 39,430 70,405	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	180,000 166,130 130,405
Isaac Moss(6) Chief Administrative Officer	2019 2018 2017	233,336 94,664 N/A	Nil Nil N/A	1,391,404 Nil N/A	25,000 Nil n/	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	1,649,740 94,664 N/A
Iain Ball(7) former VP, Finance	2019 2018 2017	90,000 70,000 60,000	Nil Nil Nil	380,519 29,936 37,883	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	470,519 99,936 97,883
Ed Theobald(8) former General Manager Sales and Dealerships	2019 2018 2017	32,000 96,000 60,000	Nil Nil Nil	Nil 29,936 37,883	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	32,000 125,936 97,883
Lorenzo Caprilli(9) former Executive VP, Sales and Marketing	2019 2018 2017	87,567 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	87,567 N/A N/A

Notes:

(1)	Option-based awards represent the fair value of stock options granted in the year under our Stock Option Plan. The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. For discussion of the assumptions made in the valuation, refer to Note 11 to our financial statements for our fiscal year ended December 31, 2019.
(2)	Mr. Rivera was appointed CEO and a director of our Company on August 12, 2019.
(3)	Mr. Kroll was appointed the President and CEO of our Company on February 16, 2015 and served as the Secretary of our Company from June 11, 2015 to August 8, 2016. On May 15, 2018, Mr. Kroll resigned from his position as President of our Company and on August 12, 2019 he resigned as CEO.
(4)	Ms. Bhullar was appointed Secretary and CFO of our Company on November 19, 2018 and as a director on December 6, 2019.
(5)	Mr. Reisner was appointed Chief Operating Officer of our Company on February 16, 2015, and on May 15, 2018 he was appointed as President of our Company.
(6)	Mr. Moss was appointed Chief Administrative Officer of our Company on May 15, 2018.
(7)	Mr. Ball was appointed Vice-President, Finance of our Company on June 27, 2016 and resigned effective on June 30, 2019.
(8)	Mr. Theobald was appointed General Manager of our Company on February 16, 2015 and resigned effective on June 30, 2019.
(9)	Lorenzo Caprilli was appointed Executive Vice-President, Sales and Marketing of our Company on May 1, 2019 and resigned effective on November 30, 2019.

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out all option-based awards of each NEO, outstanding pursuant to the Stock Option Plan as at December 31, 2019:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the-money options(1) (CAD$)
Michael Paul Rivera CEO and a director	700,000 2,300,000	2.62 USD 1.91 USD	06/25/2022 12/06/2026	Nil 717,048
Jerry Kroll(2) Director and former President and CEO	2,045,455 227,273 5,000 5,000 1,250,000	0.30 CAD 0.80 CAD 2.00 CAD 9.60 USD 2.45 USD	06/11/2022 12/09/2022 02/17/2024 01/05/2025 08/04/2026	5,099,013 452,921 3,964 Nil Nil
Baljinder K. Bhullar Secretary, CFO and a director	400,000 1,100,000	3.40 USD 1.91 USD	03/19/2026 12/06/2026	Nil 342,936
Henry Reisner President, COO and a director	56,818 56,818 5,000 5,000	0.30 CAD 0.80 CAD 2.00 CAD 9.60 USD	08/13/2022 12/09/2022 02/17/2024 01/05/2025	141,639 113,230 3,964 Nil

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the-money options(1) (CAD$)
Isaac Moss Chief Administrative Officer	25,000 750,000	3.40 USD 1.91 USD	03/19/2026 12/06/2026	Nil 233,820
Iain Ball(3) former VP, Finance	34,091 3,642 2,498 183,182	0.80 CAD 2.00 CAD 9.60 USD 3.40 USD	12/09/2022 02/17/2024 01/05/2025 03/19/2026	67,938 2,888 Nil Nil
Ed Theobald(4) former General Manager	22,727 34,091 5,000 5,000 56,818	0.30 CAD 0.80 CAD 2.00 CAD 9.60 USD 2.53 USD	08/13/2022 12/09/2022 02/17/2024 01/05/2025 08/09/2026	56,655 67,938 3,964 Nil Nil
Lorenzo Caprilli(5) Former Executive VP, Sales and Marketing	25,000 50,000 3,434 2,394	0.30 CAD 0.80 CAD 2.00 CAD 9.60 USD	08/13/2022 12/09/2022 02/17/2024 01/05/2025	62,321 99,643 2,723 Nil

Notes:
(1)	The value is the difference between the NASDAQ closing price of USD$2.15 per common share at December 31, 2019 and the exercise price of options.
(2)	Mr. Kroll was appointed the President and CEO of our Company on February 16, 2015 and served as the Secretary of our Company from June 11, 2015 to August 8, 2016. On May 15, 2018, Mr. Kroll resigned from his position as President of our Company and on August 12, 2019 he resigned as CEO.
(3)	Mr. Ball was appointed Vice-President, Finance of our Company on June 27, 2016 and resigned effective on June 30, 2019.
(4)	Mr. Theobald was appointed General Manager of our Company on February 16, 2015 and resigned effective on June 30, 2019.
(5)	Lorenzo Caprilli was appointed Executive Vice-President, Sales and Marketing of our Company on May 1, 2019 and resigned effective on November 30, 2019.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the financial year ended December 31, 2019, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Paul Rivera	Nil	Nil
Jerry Kroll	800,379	Nil
Baljinder K. Bhullar	Nil	Nil
Henry Reisner	66,159	Nil
Isaac Moss	6,652	Nil

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Iain Ball	38,345	Nil
Ed Theobald	23,249	Nil
Lorenzo Caprilli	43,982	Nil

Note:

(1)	The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of our Common Shares on the NASDAQ on the vesting date and the exercise price of the options, multiplied by the number of options that have vested.

Pension Plan

The Company has no pension plans for its directors, officers or employees.

Termination and Change of Control Benefits

Michael Paul Rivera

On May 17, 2019, the Company entered into an employment agreement with Michael Paul Rivera (the “Rivera Agreement”), which is dated for reference effective August 12, 2019. Effective on January 1, 2020 (the “Effective Date” therein), with an execution date of February 26, 2020, Mr. Rivera and the Company entered into an amending agreement to the Rivera Agreement (the “Amended Rivera Agreement”).

In accordance with the Amended Rivera Agreement, the Rivera Agreement commenced on the Effective Date and continues until the third anniversary of the Effective Date, unless terminated earlier, provided that upon the third anniversary date the Rivera Agreement shall be deemed to be automatically extended upon the same terms and conditions. Either party may provide 60 days prior written notice of its intention not to extend the term. Pursuant to the terms of the Rivera Agreement, Mr. Rivera will be employed as the CEO and report to the Board of Directors, and shall have the duties, authority and responsibilities as shall be determined by the Board of Directors from time to time. Mr. Rivera will devote substantially all of his business time and attention to the performance of his duties under the Rivera Agreement and will not engage in any business, profession or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without consent of the majority of the Board of Directors. During the term of his employment Mr. Rivera will not engage in any Prohibited Activity (as defined in the Rivera Agreement), provided, however, that Mr. Rivera shall be permitted to purchase and own less than 5% of the publicly traded securities of any corporation if such ownership represents a passive investment and Mr. Rivera is not a controlling person of, or a member of a group that controls, such corporation.

Under the Rivera Agreement the Company will pay Mr. Rivera an annual base salary of USD$300,000 (the “Base Salary”) in periodic installments in accordance with the Company’s customary payroll practices. Mr. Rivera’s Base Salary is subject to increase based on periodic reviews at the discretion of the Board of Directors. Mr. Rivera shall be eligible to receive an annual bonus of not less than USD$150,000 for fiscal 2020, which will paid by at the sole and absolute discretion of the Compensation Committee. Mr. Rivera will be entitled to participate in all benefit plans, practices and programs maintained by the Company, as in effect from time to time, and including, but not limited to, the following: (a) reimbursements for payments to participate in one U.S. health insurance plan and one U.S. dental plan; and (b) no less than 25 paid vacation during each full fiscal year of Mr. Rivera’s employment (pro-rated for any partial year of employment).

The Rivera Agreement may be terminated upon either party’s failure to renew the Rivera Agreement, by the Company for Cause (as defined therein) or by the Employee without Good Reason (as defined therein). Following any such termination, the Company will have no further obligations under the Rivera Agreement other than the Company’s obligations to, within two weeks following a termination date, provide Mr. Rivera with: (a) any accrued but unpaid Base Salary and accrued but unused vacation; (b) reimbursements for unreimbursed business expenses that are reimbursable in accordance with the Company’s expense reimbursement policy; and (c) employee benefits, if any, to which Mr. Rivera may be entitled to under the Company’s employee benefit plans as of the date of termination.

The Company also has the right to terminate the Rivera Agreement without Cause and Mr. Rivera has the right to terminate the Rivera Agreement for Good Reason. In the event of such termination, Mr. Rivera shall be entitled to receive: (a) all Accrued Amounts (as defined therein); (b) severance pay in equal installments, which are in the aggregate equal to the sum of Mr. Rivera’s Base Salary and Target Bonus (as defined therein) for two years from the date of termination of the Rivera Agreement; (c) the Company shall reimburse Mr. Rivera for up to USD$1,800.00 of the monthly U.S. health insurance premium paid by Mr. Rivera; and (d) the Company shall pay Mr. Rivera an amount equal to the greater of (i) the average STIP (as defined therein) paid to Mr. Rivera for the previous two years and (ii) 80% of Mr. Rivera’s target annual STIP for the current fiscal year of the Company if Mr. Rivera has been employed by the Company for less than two years at the date of termination.

The Rivera Agreement will automatically terminate upon the death of Mr. Rivera and the Company may terminate the Rivera Agreement on account of Mr. Rivera’s Disability (as therein defined). In the event of such termination, Mr. Rivera (or his estate or beneficiaries, as the case may be) shall be entitled to receive the Accrued Amounts. Notwithstanding any provision of the Rivera Agreement, all payments made in connection with Mr. Rivera’s Disability will be provided in a manner consistent with state and federal law.

Effective on January 1, 2020, Mr. Rivera and the Company agreed to amend the Rivera Agreement and entered into the Amended Rivera Agreement. Pursuant to the Amended Rivera Agreement, Mr. Rivera will be eligible to participate in any STIP or LTIP (each as defined therein) introduced by the Company from time to time and the terms of such participation shall be determined by the Board of Directors. Mr. Rivera will also be entitled to five weeks’ paid vacation per calendar year (pro-rated for partial years) in accordance with the Company’s vacation policies as in effect from time to time.

The Amended Rivera Agreement also provides that Mr. Rivera may provide notice to the Company of any Change In Control of the Company (as defined therein) by providing not less than 45 calendar days’ notice in writing to the Company after the Change In Control has been effected; provided, however, that the Company will be entitled to carefully review and object to any said Change In Control designation by the Executive within 15 calendar days of said notice; the final determination of which, upon dispute, if any, to be determined by arbitration under California law in Los Angeles, California. Unless otherwise determined by mutual agreement of the parties or by arbitration as provided for therein, within 60 days of the completion of the Change In Control the Company shall be obligated to pay Mr. Rivera a one-time fee in cash in the amount of USD$3,000,000 whether the Rivera Agreement is otherwise terminated or otherwise at the time of the completion of the Change In Control.

Henry Reisner

On January 15, 2019, our Board of Directors approved the entering into of an executive employment agreement with Henry Reisner, which is dated for reference effective on January 1, 2019, and which then superseded our Company’s prior agreement with Mr. Reisner, dated July 1, 2016, which had been amended in August of 2018. On January 1, 2020 (the “Effective Date” therein), the Company entered into a new executive employment agreement with Henry Reisner (the “Reisner Agreement”) which superseded the January 15, 2019 executive employment agreement with Mr. Reisner.

The Reisner Agreement commenced as of its Effective Date and will continue for a period of three years unless terminated in accordance with its terms. The Company may notify Mr. Reisner in writing at least 30 calendar days prior to the end of the term of its intent to renew the Reisner Agreement, any such renewal being on the same terms and conditions as provided in the Reisner Agreement. Pursuant to the terms of the Reisner Agreement, Mr. Reisner will continue to be employed as our President and COO and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services (as defined in the Reisner Agreement) in a competent and efficient manner and in manner consistent with his obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Mr. Reisner will not, directly or indirectly, anywhere in Canada or the United States, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein). However, Mr. Reisner may hold or become beneficially interest in up to 1% of any class of securities in any company provided that such class of securities are listed on a recognized stock exchange in Canada or the United States.

The Company will pay Mr. Reisner a monthly base salary from the Effective Date of CAD$18,333.34 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Mr. Reisner based upon the performance of the Company and upon the achievement by Mr. Reisner of reasonable management objectives. Mr. Reisner will be eligible to receive a one-time lump sum payment of CAD$25,000.00 by delivering on the Company’s objective of having the Generation 3 SOLO begin production by mid-year. Mr. Reisner will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health, and life insurance; and (b) no less than five weeks paid vacation per calendar year (the “Vacation” therein), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Mr. Reisner’s duties.

The Company may grant Mr. Reisner stock options under its Stock Option Plan from time to time in its absolute discretion. Any stock options granted will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of stock options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s Stock Option Plan as may be finally determined by the Board of Directors acting reasonably; (b) Mr. Reisner in no event make any disposition of all or any portion of stock options unless the requirements as provided in the Reisner Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board of Directors approve each grant of stock options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Reisner Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Mr. Reisner an amount equal to the Monthly Salary and Vacation pay earned and payable to Mr. Reisner up to the date of termination, and Mr. Reisner shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

Baljinder K. Bhullar

On January 15, 2019, our Board of Directors approved the entering into of a consulting agreement with BKB Management Ltd., a company under the control and direction of Bal Bhullar, our Secretary and CFO (the “Consulting Agreement”), which is dated for reference effective on January 1, 2019, and which superseded our Company’s prior offer letter with Ms. Bhullar, dated October 19, 2018. On December 19, 2019, the Company entered into a new executive employment agreement with Ms. Bhullar (the “Bhullar Agreement”) which is effective January 1, 2020 (the “Effective Date” therein), and which superseded the Consulting Agreement.

The Bhullar Agreement commenced as of its Effective Date and will continue for a period of three years unless terminated in accordance with its terms. The Bhullar Agreement shall renew automatically if not specifically terminated by the Company notifying Ms. Bhullar in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Bhullar Agreement.

Pursuant to the terms of the Bhullar Agreement, Ms. Bhullar will continue to be employed as our CFO and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services (as defined in the Bhullar Agreement) in a competent and efficient manner and in manner consistent with her obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Ms. Bhullar will not, directly or indirectly, anywhere in North America, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein). However, Ms. Bhullar may hold or become beneficially interest in up to 1% of any class of securities in any company provided that such class of securities are listed on a recognized stock exchange in Canada or the United States.

The Company will pay Ms. Bhullar a monthly base salary from the Effective Date of CAD$23,333.33 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Ms. Bhullar based upon the performance of the Company and upon the achievement by Ms. Bhullar of reasonable management objectives. Ms. Bhullar will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health and life insurance; (b) an automobile expense allowance of CAD$300.00 per month; (c) professional dues necessary to maintain Ms. Bhullar’s professional designation; and (d) no less than five weeks paid vacation per calendar year (the “Vacation” therein), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Ms. Bhullar’s duties.

The Company may grant Ms. Bhullar stock options under its Stock Option Plan from time to time in its absolute discretion. Any stock options granted will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of stock options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s Stock Option Plan as may be finally determined by the Board of Directors acting reasonably; (b) Ms. Bhullar in no event make any disposition of all or any portion of stock options unless the requirements as provided in the Bhullar Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board of Directors approve each grant of stock options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Bhullar Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Ms. Bhullar an amount equal to the Monthly Salary and Vacation pay earned and payable to Ms. Bhullar up to the date of termination, and Ms. Bhullar shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Company also has the right to terminate the Bhullar Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Ms. Bhullar specifying the effective date of termination. Ms. Bhullar may terminate the Bhullar Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Bhullar Agreement is terminated by the Company without Just Cause, or by Ms. Bhullar as a result of a Change of Control, the Company will have the obligation to: (a) pay Ms. Bhullar an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Ms. Bhullar her annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) severance equal to 24 months’ Monthly Salary for each completed year of employment with the Company; (d) subject to provisions of any Company plans and arrangements under which Benefits (as defined therein) are being provided to Ms. Bhullar, continue each of Ms. Bhullar’s Benefits in full force and effect for a period of 12 months from the date of termination; (e) the Company shall pay Ms. Bhullar an amount equal to the greater of (i) the average STIP (as defined therein) paid to Ms. Bhullar for the previous two years and (ii) 80% of Ms. Bhullar’s target annual STIP for the current fiscal year of the Company if Ms. Bhullar has been employed by the Company for less than two years at the date of termination; and (f) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period (as defined therein).

The Company may terminate the Bhullar Agreement by notifying Ms. Bhullar in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Bhullar Agreement. In the event of such termination, the Company will be obligated to provide Ms. Bhullar with (a) through (f) noted immediately above, however, the Company will only pay Ms. Bhullar severance equal to four months of Monthly Salary for each completed full year of employment with the Company.

Ms. Bhullar may terminate the Bhullar Agreement at any time by providing written notice of resignation to the Board of Directors specifying the date of termination (such date being not less than three months after the date of notice). In the event the Bhullar Agreement is terminated by Ms. Bhullar’s resignation, the Company shall pay to Ms. Bhullar an amount equal to the Monthly Salary and Vacation pay earned and payable to Ms. Bhullar up to the date of termination, and Ms. Bhullar shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Bhullar Agreement will automatically terminate upon the death of Ms. Bhullar and, upon such termination, the Company’s obligations under the Bhullar Agreement will immediately terminate other than the Company’s obligations to: (a) pay Ms. Bhullar’s estate an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination; (b) pay Ms. Bhullar’s estate her annual performance Bonus entitlements calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; and (c) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar’s estate to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

The Company may terminate the Bhullar Agreement at any time because of Total Disability (as defined therein) by providing 30 calendar days’ written notice. In the event of such termination, the Company’s obligations under the Bhullar Agreement will immediately terminate other than the Company’s obligations to: (a) pay Ms. Bhullar an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination; (b) pay Ms. Bhullar her annual performance Bonus entitlements calculated pro rata for the period up to the Date of Termination based on the achievement of the objectives to such date; (c) subject to provisions of any Company plans and arrangements under which Benefits are being provided to Ms. Bhullar, continue each of Ms. Bhullar’s Benefits in full force and effect for a period of 12 months from the date of termination; and (d) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

Jerry Kroll

On January 15, 2019, our Board of Directors approved the entering into of an executive employment agreement with Jerry Kroll (the “Kroll Agreement”), which is dated for reference effective on January 1, 2019, and which superseded the Company’s prior agreement with Mr. Kroll, dated July 1, 2016, which had been amended in August of 2018. On August 16, 2019 the Company entered into a continuing relationship agreement with Jerry Kroll (the “Continuing Relationship Agreement”), which superseded the Kroll Agreement.

Pursuant to the terms of the Continuing Relationship Agreement, the Company has no further obligations under the Kroll Agreement other than to: (a) pay Mr. Kroll’s Executive Base Salary (as defined in the Kroll Agreement) accrued to August 16, 2019; (b) pay Mr. Kroll any accrued and unused vacation; (c) reimburse Mr. Kroll for expenses incurred up to August 16, 2019 that are reimbursable pursuant to the Kroll Agreement; and (d) pay Mr. Kroll an amount equal to the Base Salary (as defined in the Kroll Agreement) for a one year period payable in 12 installments.

Pursuant to the terms of the Continuing Relationship Agreement, Mr. Kroll will continue to conceptualize new concepts for products and business with the consent, and under the direction of, the Company’s CEO and/or the Board of Directors. Mr. Kroll will not have the authority to bind the Company nor will Mr. Kroll make any agreements or representations on behalf of the Company without the Company’s prior written consent. Mr. Kroll may be engaged or employed in any other business, trade, profession, or activity, which does not (i) involve electric vehicles or their components, including their manufacturing, distribution, marketing, or sale, or (ii) place him in a conflict of interest with the Company. During the term of the Continuing Relationship Agreement and for a period of 12 months following expiration or termination, Mr. Kroll will not make any solicitation to employ the personnel of the Company (including its subsidiaries) without prior written consent of the Company.

Mr. Kroll will not be eligible to participate in any vacation, group medical or life insurance, disability, profit sharing, or retirement benefits, or any other fringe benefits or benefit plans offered by the Company to its employees. Though Mr. Kroll will not be an employee of the Company, Mr. Kroll will agree to adhere to the Company’s policies governing media and social media activities and the Company’s Code of Ethics.

Pursuant to the Continuing Relationship Agreement, the Company will grant Mr. Kroll 1,250,000 stock options to acquire common shares of the Company which shall (i) be exercisable at a price of USD$2.45 per option and (ii) vest in 12 equal installments. The 18,966 stock options previously granted to Mr. Kroll that had not vested as of August 16, 2019, will be deemed to be fully vested and remain exercisable by Mr. Kroll.

The Continuing Relationship Agreement will terminate upon its one-year anniversary unless terminated earlier. The Continuing Relationship Agreement may be extended with the mutual consent of the Company and Mr. Kroll. The Continuing Relationship Agreement may be terminated by the Company and Mr. Kroll, effective immediately upon 60 days’ written notice, if the other party breaches the Continuing Relationship Agreement. Upon expiration or termination of the Continuing Relationship Agreement, Mr. Kroll will have five calendar days following expiration or termination to: (a) deliver to the Company all hardware, software, tools, equipment, or other materials provided by the Company; (b) deliver to the Company all tangible documents and materials containing, reflecting, incorporating or based on Confidential Information (as defined in the Continuing Relationship Agreement); (c) permanently erase all Confidential Information (as defined therein) from his computer systems; and (d) certify to the Company that he has complied with the requirements noted above.

Isaac Moss

On January 15, 2019, our Board of Directors approved the entering into of a new independent contractor agreement with Isaac Moss (the “Moss Agreement”), which is dated for reference effective on January 1, 2019 (the “Effective Date” therein), and which superseded our Company’s prior agreement with Mr. Moss, dated December 1, 2017, which had been amended in August of 2018.

The term of the Moss Agreement commenced on its Effective Date and continues for a period of two years unless terminated as therein provided. The Moss Agreement automatically renews for a further term of one year unless either party provides written notice of intent not to renew 30 days prior to expiration of the Moss Agreement.

Under the Moss Agreement the Company has agreed to pay Mr. Moss an annual fee of CAD$200,000 (the “Fee”), and the Fee is payable in equal monthly instalments by no later than the 30th day of each month. Effective May 1, 2019, Mr. Moss annual fee was amended to CAD$250,000.

The Company has the right to and may terminate the Moss Agreement for Cause (as defined in the Moss Agreement) immediately upon written notice to Mr. Moss. Following any such termination for Cause (as defined therein), the Company will have no further obligations to Mr. Moss under the Moss Agreement other than to: (a) pay Mr. Moss all unpaid Fees and applicable taxes thereon due to Mr. Moss at time of termination; and (b) reimburse Mr. Moss for any expenses incurred through the termination date.

The Company will have the right to and may terminate the Moss Agreement at any time, for any reason or for no reason without Cause, immediately upon notice to Mr. Moss. Following any such termination of the Moss Agreement without Cause, the Company will have no further obligation to Mr. Moss under the Moss Agreement other than the Company’s obligations to: (a) pay Mr. Moss all remaining unpaid Fees and applicable taxes thereon due to the termination date of the Moss Agreement; and (b) to reimburse Mr. Moss for any expenses incurred through the termination date. In addition, any stock options granted to Mr. Moss will accelerate and vest at the date of termination.

If at any time during the term of the Moss Agreement there is a Change of Control (as defined therein) and, within 12 months of such Change of Control: (i) there is a material reduction in Mr. Moss’s title or a material reduction in his duties or responsibilities such that Mr. Moss gives notice of his intention to terminate the Moss Agreement as a result thereof; (ii) there is a material adverse change in Mr. Moss’s Fees such that Mr. Moss gives notice of his intention to terminate the Moss Agreement as a result thereof; or (iii) Mr. Moss’s engagement is terminated by the Company unless such termination is as a result of Mr. Moss’s material breach of the Moss Agreement; then Mr. Moss will be entitled to receive from the Company: (a) a cash amount equal to two years of the Fees as in effect at the termination of the Moss Agreement; and (b) all stock options previously granted by the Company to Mr. Moss which have not vested shall be deemed to vest and all stock options held by Mr. Moss shall remain exercisable until the earlier of their expiration date or 90 days from the termination date.

Director Compensation

Compensation paid to the directors of the Company, who are not reported above as NEOs, during the fiscal year ended December 31, 2019, is set out in the following table:

Name	Year	Salary ($)	Share based awards ($)	Option based awards ($)(1)	Annual Incentive Plan ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Shaun Greffard(2)	2019	60,000	Nil	Nil	Nil	Nil	Nil	Nil	60,000
Luisa Ingargiola	2019	105,727	Nil	511,049	Nil	Nil	Nil	Nil	616,776
Steven Sanders	2019	156,948	Nil	511,049	Nil	Nil	Nil	Nil	667,997
Robert Tarzwell(3)	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jack Austin	2019	67,500	Nil	261,777	Nil	Nil	Nil	Nil	329,277
Joanne Yan	2019	15,000	Nil	522,846	Nil	Nil	Nil	Nil	537,846
Peter Savagian	2019	Nil	Nil	395,524	Nil	Nil	Nil	Nil	395,524

Notes:

(1)	Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan. The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 11 to our financial statements for the fiscal year ended December 31, 2019.
(2)	Mr. Greffard resigned as a director on December 6, 2019.
(3)	Dr. Tarzwell resigned as a director on March 6, 2019.

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out all option-based awards outstanding as at financial December 31, 2019 financial year-end, for each director who was not a NEO of the Company:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the-money options(1) (CAD$)
Shaun Greffard(2)	25,000 12,500 125,000 5,000	0.30 CAD 0.80 CAD 2.00 CAD 9.60 USD	08/13/2022 12/09/2022 02/17/2024 01/05/2025	62,321 24,911 99,106 Nil
Luisa Ingargiola	120,000 225,000	3.40 USD 1.91 USD	03/19/2026 12/06/2026	Nil 70,146
Steven Sanders	120,000 225,000	3.40 USD 1.91 USD	03/19/2026 12/06/2026	Nil 70,146
Robert Tarzwell(3)	12,500 2,500 5,000	0.30 CAD 2.00 CAD 9.60 USD	08/13/2022 02/17/2024 01/05/2025	31,161 1,982 Nil
Jack Austin	120,000 225,000	1.53 USD 1.91 USD	11/19/2023 12/06/2026	96,646 70,146
Joanne Yan	2,500 2,500 120,000 225,000	2.00 CAD 9.60 USD 3.40 USD 1.91 USD	02/17/2024 01/05/2025 03/19/2026 12/06/2026	1,982 Nil Nil 70,146
Peter Savagian	120,000 225,000	1.80 USD 1.91 USD	10/17/2026 12/06/2026	54,558 70,146

Notes:

(1)	The value is the difference between the NASDAQ closing price of USD$2.15 per common share at December 31, 2019 and the exercise price of options.
(2)	Mr. Greffard resigned as a director on December 6, 2019.
(3)	Dr. Tarzwell resigned as a director on March 6, 2019.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2019, for each director, excluding a director who is already set out in disclosure above as an NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Shaun Greffard	176,468	Nil
Luisa Ingargiola	3,193	Nil
Steven Sanders	3,193	Nil
Robert Tarzwell	10,376	Nil
Jack Austin	210,621	Nil
Joanne Yan	902	Nil
Peter Savagian	6,064	Nil

Note:

(1)	The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of our shares on the NASDAQ on the vesting date and the exercise price of the options, multiplied by the number of options that have vested.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Other than the 2020 Stock Incentive Plan, which the Board of Directors approved and adopted on May 29, 2020, that is being presented to the shareholders at the Meeting for approval as described in more detail below, the only equity compensation plan the Company has in place is its Stock Option Plan which was approved by the Board of Directors on June 11, 2015. The Stock Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Stock Option Plan is administered by the Board of Directors, through its Compensation Committee, and provides that stock options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Stock Option Plan provides that the number of Common Shares issuable under the Stock Option Plan may not exceed 30,000,000 Common Shares. All stock options expire on a date not later than 10 years after the date of grant of such stock option.

Equity Compensation Plan Information

The following table sets forth, as at December 31, 2019, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding stock options, warrants and rights	Weighted-average exercise price of outstanding stock options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	12,908,315	2.07	17,091,685
Equity compensation plans not approved by securityholders	-	-	-
Total	12,908,315		17,091,685

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as at the Company’s most recently completed fiscal year ended December 31, 2019, or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Related party transactions effected or paid during the fiscal year ended December 31, 2019

Michael Paul Rivera

On June 24, 2019, we granted 700,000 stock options to Mr. Rivera having an exercise price of USD$2.62 per common share and being exercisable until June 24, 2022. On December 6, 2019, we granted 2,300,000 stock options to Mr. Rivera having an exercise price of USD$1.91 per common share and being exercisable until December 6, 2022.

On May 17, 2019, the Company entered into the Rivera Agreement with Mr Rivera. Effective on January 1, 2020, Mr. Rivera and the Company entered into the Amended Rivera Agreement to the Rivera Agreement. Mr. Rivera has a base salary annual salary of USD$300,000 with a guaranteed bonus of USD$150,000. Mr. Rivera had a bonus of USD$38,904 for 2019.

Henry Reisner

On January 15, 2019, we entered into an executive employment agreement with Mr. Reisner pursuant to which he receives a base salary in the amount of CAD$180,000 per year. On January 15, 2020, we replaced that agreement with the Reisner Agreement pursuant to which Mr. Reisner receives a base salary in the amount of CAD$225,000 per year and subject to an additional CAD$25,000 bonus.

Baljinder K. Bhullar

On February 19, 2019, Ms. Bhullar bought 3,800 common shares at price of USD$4.59 and 100 shares at a price of USD$4.57. On March 19, 2019, we granted 400,000 stock options to Ms. Bhullar having an exercise price of USD$3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted 1,100,000 stock options to Ms. Bhullar having an exercise price of USD$1.91 per common share and being exercisable until December 6, 2026.

On January 15, 2019, we entered into a Consulting Agreement with BKB Management Ltd., a company under the control and direction of Ms. Bhullar, and which superseded our Company’s prior offer letter with Ms. Bhullar, dated October 19, 2018. A bonus of CAD$36,000 was paid at the end of 2019. On January 1, 2020, we entered into the Bhullar Agreement with Ms. Bhullar, and which superseded the Consulting Agreement, and pursuant to which Ms. Bhullar receives CAD$280,000 per year.

Steven Sanders

On March 19, 2019, we granted 120,000 stock options to Mr. Sanders having an exercise price of USD$3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted 225,000 stock options to Mr. Sanders having an exercise price of USD$1.91per common share and being exercisable until December 6, 2026. Mr. Sanders now receives directors’ fees of USD$125,000 annually.

Jerry Kroll

On January 15, 2019, we entered into the Kroll Agreement with Mr. Kroll, which superseded our Company’s prior agreement with Mr. Kroll, dated July 1, 2016, which had been amended in August of 2018. On August 16, 2019, we entered into the Continuing Relationship Agreement with Mr. Kroll, which superseded the Kroll Agreement, and pursuant to which Mr. Kroll receives a fee of CAD$300,000 over a period of 12 months.

On August 4, 2019, Mr. Kroll was granted 1,250,000 stock options with an exercise price of USD$2.45 per common share and is exercisable until August 4, 2026.

Luisa Ingargiola

On March 19, 2019, we granted 120,000 stock options to Ms. Ingargiola having an exercise price of USD$3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted 225,000 stock options to Ms. Ingargiola having an exercise price of USD$1.91per common share and being exercisable until December 6, 2026. Ms. Ingargiola receives directors’ fees of USD$80,000 annually.

Jack Austin (retired and resigned on April 20, 2020)

On December 6, 2019, we granted 225,000 stock options to Mr. Austin having an exercise price of USD$1.91per common share and being exercisable until December 6, 2026. Mr. Austin received directors’ fees of CAD$60,000 annually.

Joanne Yan

On March 19, 2019, we granted 120,000 stock options to Ms. Yan having an exercise price of USD$3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted 225,000 stock options to Ms. Yan having an exercise price of USD$1.91per common share and being exercisable until December 6, 2026. Ms. Yan receives directors’ fees of CAD$60,000 annually.

Peter Savagian

On October 16, 2019 we appointed Peter Savagian to our Board of Directors. In conjunction with such appointment Mr. Savagian was granted 120,000 stock options with an exercise price of USD$1.80 per common share, and being exercisable until October 16, 2026, and directors’ fees of USD$60,000 annually. On December 6, 2019, we granted 225,000 stock options to Mr. Savagian having an exercise price of USD$1.91 per common share and being exercisable until December 6, 2026.

Isaac Moss

In December of 2017, Isaac Moss entered into the Moss Agreement with the Company which was amended in August of 2018 and again in January 2019. As at May 1, 2019, the Company pays a monthly fee of CAD$20,833 to Mr. Moss under the Moss Agreement. A bonus of CAD$25,000 for 2019 was paid to Mr. Moss in 2020.

On March 19, 2019, we granted 250,000 stock options to Mr. Moss having an exercise price of USD$3.40 per common share and being exercisable until March 19, 2026. On December 6, 2019, we granted 750,000 stock options to Mr. Moss having an exercise price of USD$1.91 per common share and being exercisable until December 6, 2026.

Iain Ball (former Vice-President, Finance – resigned on June 30, 2019)

On March 19, 2019, we granted 183,182 stock options to Mr. Ball having an exercise price of USD$3.40 per common share and being exercisable until March 19, 2026. Mr. Ball resigned as an executive officer of our Company on June 30, 2019.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Following are the matters to be voted on at the Meeting:

(a)	Election of Directors – see “Election of Directors” herein;

(b)	Appointment of Auditor – see “Appointment of Auditor” herein; and

(c)	Ratification, confirmation and approval of the Company’s 2020 Stock Incentive Plan – see “Ratification of 2020 Stock Incentive Plan” hereinbelow.

Ratification of 2020 Stock Incentive Plan

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution approving a new fixed number share omnibus stock incentive plan in the form set out in Schedule “B” which is attached hereto (the “2020 Stock Incentive Plan”).

Background and Purpose

On May 29, 2020, the Board of Directors passed a resolution to adopt the 2020 Stock Incentive Plan, subject to, and effective upon, the approval of shareholders. The 2020 Stock Incentive Plan provides flexibility to the Company to grant equity-based incentive awards (each, an “Award”) in the form of options (“Options”), restricted share units (“RSUs”), preferred shared units (“PSUs”) and deferred share units (“DSUs”), as described in further detail below. Provided that the 2020 Stock Incentive Plan is approved by the shareholders at the Meeting, all future grants of equity-based Awards will be made pursuant to, or as otherwise permitted by, the 2020 Stock Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s current Stock Option Plan. The 2020 Stock Incentive Plan supersedes and replaces the Company’s Stock Option Plan, dated as originally adopted by the Board of Directors on June 11, 2015, and ratified by the stockholders of the Company at the Company’s annual general meetings of shareholders held on each of May 24, 2018 and on June 24, 2019.

  In the event that our shareholders do not approve our 2020 Stock Incentive Plan, our Stock Option Plan shall continue in full force and effect in accordance with its terms.

The purpose of the 2020 Stock Incentive Plan is to, among other things, provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Company and its subsidiaries, to reward such of those directors, employees and consultants as may be granted awards under the 2020 Stock Incentive Plan by the Board of Directors from time to time for their contributions toward the long-term goals and success of the Company, and to enable and encourage such directors, employees and consultants to acquire Common Shares as long-term investments and proprietary interests in the Company.

A summary of the key terms of the 2020 Stock Incentive Plan is set out below, which is qualified in its entirety by the full text of the 2020 Stock Incentive Plan. A copy of the 2020 Stock Incentive Plan is attached as Schedule “B”.

Key Terms of the 2020 Stock Incentive Plan

Shares Subject to the 2020 Stock Incentive Plan

The 2020 Stock Incentive Plan is a fixed number share plan which provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of Awards granted under it shall not exceed 30,000,000 Common Shares, subject to the adjustment provisions provided for therein (including those that apply in the event of a subdivision or consolidation of Common Shares). Such maximum number of Common Shares consists of (i) 12,850,917 Common Shares issuable pursuant to Awards previously granted and that remain outstanding under the Company’s Stock Option Plan, which Awards will be covered by the 2020 Stock Incentive Plan upon its ratification by the shareholders, and (ii) 17,149,083 additional Common Shares that may be issued pursuant to Awards to be granted under the 2020 Stock Incentive Plan.

Administration of the 2020 Stock Incentive Plan

The 2020 Stock Incentive Plan designates the Board of Directors as the initial Plan Administrator (as defined in the 2020 Stock Incentive Plan), subject to the ability of the Board of Directors to delegate from time to time all or any of the powers conferred on the Plan Administrator to a committee of the Board of Directors. The Board of Directors has resolved to delegate all powers of administration of the 2020 Stock Incentive Plan to the Compensation Committee.

The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive Awards under the 2020 Stock Incentive Plan, the time or times at which Awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Common Shares to be covered by any Award, the exercise price of any Award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any Award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the 2020 Stock Incentive Plan and may adopt guidelines and other rules and regulations relating to the 2020 Stock Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2020 Stock Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the 2020 Stock Incentive Plan. The extent to which any such individual is entitled to receive a grant of an Award pursuant to the 2020 Stock Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2020 Stock Incentive Plan. All of the Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2020 Stock Incentive Plan, and will generally be evidenced by an Award agreement. In addition, subject to the limitations provided in the 2020 Stock Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of Awards, cancel or modify outstanding Awards and waive any condition imposed with respect to Awards or Common Shares issued pursuant to Awards.

Options

An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the volume weighted average closing price of the Common Shares on NASDAQ for the five trading days immediately preceding the date of grant (the “Market Price”) on the date of grant. Subject to any accelerated termination as set forth in the 2020 Stock Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, Award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the 2020 Stock Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ü) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the 2020 Stock Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

A RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the 2020 Stock Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year.

The number of RSUs (including fractional RSUs) granted at any particular time under the 2020 Stock Incentive Plan will be calculated by dividing: (a) the amount that is to be paid in RSUs, as determined by the Plan Administrator; by (b) the greater of (i) the Market Price of a Common Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion.

The Plan Administrator shall have the authority to determine the settlement and any vesting terms applicable to the grant of RSUs, provided that the terms applicable to RSUs granted to U.S. taxpayers comply with Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”), to the extent applicable.

Upon settlement, holders will redeem each vested RSU for one fully paid and non-assessable Common Share in respect of each vested RSU.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The Plan Administrator may, from time to time, subject to the provisions of the 2020 Stock Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of services rendered by the applicable participant in a taxation year. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the settlement terms pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award agreement.

The Plan Administrator shall have the authority to determine the settlement and any vesting terms applicable to the grant of PSUs, provided that the terms applicable to PSUs granted to U.S. taxpayers comply with Section 409A of the Code, to the extent applicable. Upon settlement, holders will redeem each vested PSU for one fully paid and non-assessable Common Share in respect of each vested PSU.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board of Directors may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board of Directors (the “Director Fees”) that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the 2020 Stock Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing: (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator; by (b) the Market Price of a Common Share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non-assessable Common Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the 2020 Stock Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the Awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend; by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event an Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such Award will be the date that is ten business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the 2020 Stock Incentive Plan does not stipulate a specific term for Awards granted thereunder, as discussed below, Awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All Awards must vest and settle in accordance with the provisions of the 2020 Stock Incentive Plan and any applicable Award agreement, and which Award agreement may include an expiry date for a specific Award.

Termination of Employment or Services

The following describes the impact of certain events upon the participants under the 2020 Stock Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, Award agreement or other written agreement:

(a)	Termination for Cause or upon Termination: Any Option or other Award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the 2020 Stock Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

(b)	Termination without Cause: A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Options may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within 90 days after the Termination Date.

(c)	Disability: A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Option may be exercised by the participant at any time until the expiry date of such Option. Any vested Award other than an Option will be settled within 90 days after the Termination Date.

(d)	Death: A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the first anniversary of the date of the death of such participant. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled with the participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the Participant’s death.

(e)	Retirement: A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the third anniversary of the participant’s date of retirement. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within 90 days after the participant’s retirement. Notwithstanding the foregoing, if, following his or her retirement, the participant commences on the Commencement Date (as defined in the 2020 Stock Incentive Plan) employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any Option or other Award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the 2020 Stock Incentive Plan, except as may be set forth in an employment agreement, Award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)	the Plan Administrator may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause: (i) the conversion or exchange of any outstanding Awards into or for rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control (as defined below); (ii) outstanding Awards to vest and become exercisable, realizable or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of a Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the participant’s rights as of the date of the occurrence of the transaction; (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing; provided that: (A) in taking any of the foregoing actions), the Plan Administrator will not be required to treat all Awards similarly in the transaction; and (B) in the case of Options, RSUs and PSUs held by a Canadian taxpayer, the Plan Administrator may not cause the Canadian taxpayer to receive any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Income Tax Act (Canada)(the “Tax Act”) of the Company or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Company, as applicable, at the time such rights are issued or granted;

(b)	if within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the 2020 Stock Incentive Plan), without any action by the Plan Administrator:

(i)	any unvested Awards held by the participant at the Termination Date shall immediately vest; and

(ii)	any vested Awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (i) the expiry date of such Award; and (ii) the date that is 90 days after the Termination Date. Any Award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled; and

(c)	unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on NASDAQ, the Company may terminate all of the Awards (other than an Option, RSU or PSU held by a participant that is a resident of Canada for the purposes of the Tax Act) at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. taxpayers will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control” includes: (i) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares; (ii) the sale of all or substantially all of the Company’s assets; (iii) the dissolution or liquidation of the Company; (iv)  the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise; (v) individuals who comprise the Board of Directors at the last annual meeting of shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board of Directors, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board; or (vi) any other event which the Board of Directors determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon the death of a participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the 2020 Stock Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Common Shares, amend, modify, change, suspend or terminate the 2020 Stock Incentive Plan or any Awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that: (a) no such amendment, modification, change, suspension or termination of the 2020 Stock Incentive Plan or any Award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the 2020 Stock Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements; and (b) any amendment that would cause an Award held by a U.S. Taxpayer to be subject to the income inclusion under Section 409A of the Code shall be null and void ab initio.

Notwithstanding the above, and subject to the NASDAQ Listing Rules, the approval of shareholders is required to effect any of the following amendments to the 2020 Stock Incentive Plan:

(a)	increasing the number of Common Shares reserved for issuance under the 2020 Stock Incentive Plan, except pursuant to the provisions in the 2020 Stock Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	reducing the exercise price of an option Award (for this purpose, a cancellation or termination of an Award of a participant prior to its expiry date for the purpose of reissuing an Award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Award) except pursuant to the provisions in the 2020 Stock Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(c)	extending the term of an Option Award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within ten business days following the expiry of such a blackout period);

(d)	permitting an Option Award to be exercisable beyond ten years from its date of grant (except where an expiry date would have fallen within a blackout period);

(e)	increasing or removing the limits on the participation of directors;

(f)	permitting Awards to be transferred to a person;

(g)	changing the eligible participants; and

(h)	deleting or reducing the range of amendments which require approval of the shareholders.

Except for the items listed above, amendments to the 2020 Stock Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an Award; (b) amending the provisions for early termination of Awards in connection with a termination of employment or service; (c) adding covenants of the Company for the protection of the participants; (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides; and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards granted to them.

Shareholder Ratification, Confirmation and Approval of 2020 Stock Incentive Plan

Accordingly, at the Meeting shareholders will be asked to consider and if thought fit, approve an ordinary resolution ratifying, confirming and approving the adoption of the 2020 Stock Incentive Plan. In order to be effective, an ordinary resolution requires approval by a majority of the votes cast by shareholders for such resolution. The text of the proposed resolution is set forth below (the “2020 Stock Incentive Plan resolution”):

RESOLVED THAT:

(a)	the omnibus stock incentive plan adopted by the Board of Directors of the Company on May 29, 2020 (the “2020 Stock Incentive Plan”), in the form attached as Schedule “B” to the management information circular of the Company dated June 2, 2020, be and is hereby confirmed, ratified and approved, and the Company has the ability to grant Awards (as defined under the 2020 Stock Incentive Plan) under the 2020 Stock Incentive Plan for common shares of the Company (the “Common Shares”);

(b)	the Awards to be issued under the 2020 Stock Incentive Plan, all unallocated Awards under the 2020 Stock Incentive Plan, and any Common Shares issuable upon the granting of any such Awards, be and the same are hereby approved;

(c)	the Board of Directors of the Company (the “Board of Directors”) is hereby authorized to make such amendments to the 2020 Stock Incentive Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board of Directors, in its sole discretion; provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the 2020 Stock Incentive Plan, the approval of the Company’s shareholders; and

(d)	any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing resolutions.

Proxies received in favour of management will be voted in favour of the above 2020 Stock Incentive Plan resolution unless the Shareholder has specified in the proxy that his or her Common Shares are to be voted against such 2020 Stock Incentive Plan resolution.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements for the year ended December 31, 2019 and the related management’s discussion and analysis (collectively, the “Financial Statements”). A copy of the Financial Statements will be made available before the Meeting online for review by any shareholder.

Additional information relating to the Company and copies of the Financial Statements may also be obtained under the Company’s profile on SEDAR at www.sedar.com or, upon request directly from the Company at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, Telephone: (604) 428-7656. The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company who requests a copy of any such document.

OTHER MATTERS

The Board of Directors is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors.

Dated at Vancouver, British Columbia, Canada, on this 2nd day of June, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF THE COMPANY

“Michael Paul Rivera”

Michael Paul Rivera
Chief Executive Officer

Schedule A

AUDIT COMMITTEE CHARTER

ELECTRAMECCANICA VEHICLES CORP.

(the “Corporation”)

Objectives

The Corporation’s Audit Committee (the “Audit Committee”) will assist the Corporation’s Board of Directors (the “Board of Directors”) in fulfilling its oversight responsibilities for:

1.	the system of internal control over financial reporting;

2.	the audit process;

3.	compliance with legal and regulatory requirements; and

4.	the processes for identifying, evaluating and managing the company’s principal risks impacting financial reporting.

Membership

The Board of Directors shall appoint annually from among its members an Audit Committee to hold office for the ensuing year or until their successors are elected or appointed (each, a “Member” of the Audit Committee).

The Audit Committee shall be composed of at least three directors, and not more than five directors, at least a majority of whom shall be “independent” and “financially literate” (as such terms are defined in National Instrument 52-110 – Audit Committees) and which satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of NASDAQ and meet the independence standards under Rule 10A-3 under the United States Exchange Act of 1934, as amended.

The Board of Directors may from time to time designate one of the Members of the Audit Committee to be the Audit Committee Chair and, unless otherwise determined by the Board of Directors, the Secretary of the Corporation shall be the Secretary of the Audit Committee.

Meetings and Participation

The Audit Committee shall meet at least once per quarter, or more frequently as circumstances dictate. Any Member of the Audit Committee or the external auditor may call a meeting of the Audit Committee. The Corporation’s auditor shall be provided notice of all meetings of the Audit Committee and be entitled to attend and be heard thereat.

Meeting agendas will be prepared and provided in advance to Members, along with appropriate briefing materials. The agenda will be set by the Audit Committee Chair in consultation with other Members of the Audit Committee, the Board of Directors and senior management of the Corporation.

No business may be transacted by the Audit Committee except at a meeting of its Members at which a quorum of the Audit Committee is present. A quorum for meetings of the Audit Committee is a majority of its Members.

The Audit Committee shall keep minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be approved by Audit Committee Members and available as soon as possible to the Board of Directors.

Duties, Powers, and Responsibilities

The Audit Committee is hereby delegated the following duties and powers, without limiting these duties and powers, the Audit Committee shall:

(a)          Financial Reporting

•	Review and recommend for approval to the Board of Directors the Corporation’s annual and quarterly financial statements (individually and collectively, the “Financial Statements”), accounting policies that affect the Financial Statements, annual MD&A and associated press release.

•	Review the Corporation’s Annual Report for consistency with the financial disclosure referenced in the annual Financial Statements.

•	Be satisfied as to the adequacy of procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from annual or quarterly Financial Statements and periodically assess the adequacy of such procedures.

•	Review and approve quarterly Financial Statements, accounting policies that affect the Financial Statements, the quarterly MD&A and the associated press release.

•	Review significant issues affecting financial reports.

•	Review emerging International Financial Reporting Standards (“IFRS”);, as issued by the IFRS Foundation and the International Accounting Standards Board (IASB); developments that could affect the Corporation.

•	Understand how management develops interim financial information and the nature and extent of external audit involvement.

•	In review of the annual and quarterly Financial Statements, discuss the quality of the Corporation’s accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the Financial Statements.

•	Review and approve any earnings guidance to be provided by the Corporation.

(b)          Internal and Disclosure Controls

•	Consider the effectiveness of the Corporation’s internal controls over financial reporting and related information technology security and control.

•	Review and approve corporate signing authorities and modifications thereto.

•	Review with the auditors any issues or concerns related to any internal control systems in the process of the audit.

•	Review the plan and scope of the annual audit with respect to planned reliance and testing of controls and major points contained in the auditor’s management letter resulting from control evaluation and testing.

•	Establish and maintain complaint procedures regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Such procedures are appended hereto as Appendix A.

•	Review with management, external auditors and legal counsel any material litigation claims or other contingencies, including tax assessments, and adequacy of financial provisions, that could materially affect financial reporting.

•	Review with the Corporation’s Chief Executive Officer and the Chief Financial Officer the Corporation’s disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

•	Discuss with the Corporation’s Chief Executive Officer and the Chief Financial Officer all elements of certification required pursuant to National Instrument 52-109.

•	Approve all material related party transactions in advance; of which materiality is set a $1 for such matters.

(c)          External Audit

•	Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing such other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

•	Review and approve the audit plans, scope and proposed audit fees.

•	Annually review the independence of the external auditors by receiving a report from the independent auditor detailing all relationships between them and the Corporation.

•	Discuss with the auditors the results of the audit, any changes in accounting policies or practices and their impact on the financials, as well as any items that might significantly impact financial results.

•	Receive a report from the auditors on critical accounting policies and practices to be used, all alternative treatments of financial information within IFRS that have been discussed with management, including the ramifications of the use of such alternative treatments, and the treatment preferred by the auditor.

•	Receive an annual report from the auditors describing the audit firm’s internal quality-control procedures, and material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out the firm, and any steps taken to deal with any such issues.

•	Ensure regular rotation of the lead partner and reviewing partner.

•	Evaluate the performance of the external auditor and the lead partner annually.

•	Recommend to the Board of Directors (i) the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation and (ii) the compensation of the external auditor.

•	Separately meet with the auditors, apart from management, at least once a year.

(d)          Non-Audit Services

•	Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor. Pre-approval may be granted by any one Member of the Audit Committee.

(e)          Risk Management

•	Review and monitor the processes in place to identify and manage the principal risks that could impact the financial reporting of the Corporation.

•	Ensure that directors’ and officers’ liability insurance is in place.

•	Review and approve corporate investment policies.

•	Assess, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board of Directors.

(f)           Other Responsibilities and Matters

•	Report through its Chair to the Board of Directors following meetings of the Audit Committee.

•	Review annually the adequacy of this Charter and confirm that all responsibilities have been carried out.

•	Evaluate the Audit Committee’s and individual Member’s performance on a regular basis and report annually to the Board of Directors the result of its annual self-assessment.

•	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

•	Discuss the Corporation’s compliance with tax and financial reporting laws and regulation, if and when issues arise.

Authority

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Audit Committee at the cost of the Corporation without obtaining approval of the Board of Directors, based on its sole judgment and discretion. The Audit Committee has the authority to communicate directly with the internal and external auditors of the Corporation.

__________

Schedule B

2020 STOCK INCENTIVE PLAN

ELECTRAMECCANICA VEHICLES CORP.

STOCK INCENTIVE PLAN

Article 1
PURPOSE

1.1	Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long-term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long-term investments and proprietary interests in the Corporation.

Article 2
INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

“Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time;

“Award” means any Option, Restricted Share Unit, Performance Share Unit or Deferred Share Unit granted under this Plan which may be denominated or settled in such form as provided herein;

“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

“Board” means the board of directors of the Corporation as it may be constituted from time to time;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Vancouver, British Columbia, are open for commercial business during normal banking hours;

“Canadian Taxpayer” means a Participant that is resident of Canada for purposes of the Tax Act;

“Cash Fees” has the meaning set forth in Subsection 7.1(a);

“Cashless Exercise” has the meaning set forth in Subsection 4.5(b);

“Cause” means, with respect to a particular Participant:

(a)	“cause” (or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Employee;

(b)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation or “cause” (or any similar term) is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or

(c)	in the event neither (a) nor (b) apply, then “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where (i) an employer may terminate an individual’s employment without notice or pay in lieu thereof or other damages or (ii) the Corporation or any subsidiary thereof may terminate the Participant’s contract without notice or without pay in lieu thereof or other termination fee or damages;

“Change in Control” means the occurrence of any one or more of the following events:

(a)	any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (British Columbia)) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, and including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)	the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a subsidiary of the Corporation;

(c)	the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one or more Persons which were Affiliates of the Corporation prior to such event;

(d)	the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short-form amalgamation or exchange of securities with a subsidiary of the Corporation);

(e)	individuals who comprise the Board as of the date hereof (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or

(f)	any other event which the Board determines to constitute a change in control of the Corporation;

provided that, notwithstanding clause (a), (b), (c) and (d) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause (a), (b), (c) or (d) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (b) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (the “voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity; and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder;

“Committee” has the meaning set forth in Section 3.2;

“Consultant” means any individual or entity engaged by the Corporation or any subsidiary of the Corporation to render consulting or advisory services (including as a director or officer of any subsidiary of the Corporation), other than as an Employee or Director, and whether or not compensated for such services;

“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(a)	when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(b)	when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(c)	when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

“Corporation” means Electrameccanica Vehicles Corp.;

“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or, if no such date is specified, the date upon which the Award was granted;

“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 7;

“Director” means a director of the Corporation who is not an Employee;

“Director Fees” means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

“Disabled” or “Disability” means, with respect to a particular Participant:

(a)	“disabled” or “disability” (or any similar terms) as such terms are defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

(b)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation, or “disabled” or “disability” (or any similar terms) are not defined in such agreement, “disabled” or “disability” as such term are defined in the Award Agreement; or

(c)	in the event neither (a) or (b) apply, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, disability, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out his or her normal and essential duties as an Employee, Director or Consultant for a continuous period of six months or for any cumulative period of 180 days in any consecutive twelve month period, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

“Effective Date” means the effective date of this Plan, being May 29, 2020;

“Elected Amount” has the meaning set forth in Subsection 7.1(a);

“Electing Person” means a Participant who is, on the applicable Election Date, a Director;

“Election Date” means the date on which the Electing Person files an Election Notice in accordance with Subsection 7.1(b);

“Election Notice” has the meaning set forth in Subsection 7.1(b);

“Employee” means an individual who:

(a)	is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(b)	works full-time or part-time on a regular weekly basis for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary;

“Exchange” means (a) The Nasdaq Stock Market LLC or (b) the primary exchange on which the Shares are then listed, as determined by the Plan Administrator, if (i) The Nasdaq Stock Market LLC is no longer the Corporation’s primary exchange or (ii) the Shares are not listed on The Nasdaq Stock Market LLC;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option;

“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

“In the Money Amount” has the meaning given to it in Subsection 4.5(b);

“Insider” means an “insider” as defined in the rules of the Exchange from time to time;

“Market Price” at any date in respect of the Shares shall be the volume weighted average closing price of Shares on the Exchange for the five trading days immediately preceding such date; provided that, for so long as the Shares are listed and posted for trading on the Exchange, the Market Price shall not be less than the market price, as calculated under the policies of the Exchange; and provided, further, that with respect to an Award made to a U.S. Taxpayer, such Participant, the class of Shares and the number of Shares subject to such Award shall be identified by the Board or the Committee prior to the start of the applicable five trading day period. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code;

“Option” means a right to purchase Shares under Article 4 of this Plan that is non-assignable and non-transferable, unless otherwise approved by the Plan Administrator;

“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

“Participant” means a Director, Employee or Consultant to whom an Award has been granted under this Plan;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

“Performance Share Unit” or “PSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Plan” means this 2020 Stock Incentive Plan, as may be amended from time to time;

“Plan Administrator” means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

“Prior Plan” means the Corporation’s 2015 Stock Inventive Plan, as the same may have been amended and/or restated;

“PSU Service Year” has the meaning given to it in Section 6.1;

“Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

“Retirement” means the termination of the Participant’s working career by reason of retirement, other than on account of the Participant’s termination of service by the Corporation or its subsidiary for Cause;

“RSU Service Year” has the meaning given to it in Section 5.1;

“Section 409A of the Code” or “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretive authority issued thereunder;

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

“Security Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, officers, Employees and/or service providers of the Corporation or any subsidiary of the Corporation, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

“Share” means one common share in the capital of the Corporation as constituted on the Effective Date or any share or shares issued in replacement of such common share in compliance with the laws of the Province of British Columbia or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or, after an adjustment contemplated by Article 10, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

“subsidiary” means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan, to be a subsidiary;

“Tax Act” has the meaning set forth in Section 4.5(d);

“Termination Date” means, subject to applicable law which cannot be waived:

(a)	in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation as the “Termination Date” (or similar term) in a written employment or other agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no such written employment or other agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be; provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the “Termination Date” shall be determined without including any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant;

(b)	in the case of a Consultant whose agreement or arrangement with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Corporation or the subsidiary of the Corporation, as the “Termination Date” (or similar term) or expiry date in a written agreement between the Consultant and Corporation or a subsidiary of the Corporation, or (ii) if no such written agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Corporation or the subsidiary of the Corporation, as the case may be, or on which the Participant’s agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the “Termination Date” shall be determined without including any period of notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant; and

(c)	in the case of a Director, the date such individual ceases to be a Director;

and in each case unless the individual continues to be a Participant in another capacity.

Notwithstanding the foregoing, in the case of a U.S. Taxpayer, a Participant’s “Termination Date” will be the date the Participant experiences a “Separation from Service” with the Corporation or a subsidiary of the Corporation within the meaning of Section 409A of the Code;

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Person” shall mean a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act (the definition of which includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized outside of the United States by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized, or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person);

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

2.2	Interpretation

(a)	Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

(b)	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)	Words importing the singular include the plural and vice versa, and words importing any gender include any other gender.

(d)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day, such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(f)	The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

Article 3
ADMINISTRATION

3.1	Administration

This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a)	determine the individuals to whom grants of Awards under the Plan may be made;

(b)	make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines, and including, without limitation:

(i)	the time or times at which Awards may be granted;

(ii)	the conditions under which:

(A)	Awards may be granted to Participants; or

(B)	Awards may be forfeited to the Corporation,

including any conditions relating to the attainment of specified Performance Goals;

(iii)	the number of Shares to be covered by any Award;

(iv)	the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c)	establish the form or forms of Award Agreements;

(d)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e)	construe and interpret this Plan and all Award Agreements;

(f)	adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2	Delegation to Committee

(a)	The initial Plan Administrator shall be the Board.

(b)	To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub-delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all subsidiaries of the Corporation, all Participants and all other Persons.

(c)	If a Committee has been appointed pursuant to this Section 3.2, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of any Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies (however caused) and dissolve a Committee and thereafter directly administer the Plan, all to the extent permitted by applicable laws and, in the case of a Committee administering the Plan in accordance with the requirements of Exchange Act Rule 16b-3 or Section 162(m) of the Code to the extent it remains applicable with respect to any outstanding Awards issued under the Corporation’s Prior Plan, to the extent permitted or required by such provisions.

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4	Eligibility

All Directors, Employees and Consultants are eligible to participate in the Plan, subject to Section 9.1(f). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5	Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Plan Administrator shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Without limiting the generality of the foregoing, all Awards shall be issued pursuant to the registration requirements of the U.S. Securities Act, or pursuant an exemption or exclusion from such registration requirements. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6	Total Shares Subject to Awards

(a)	Subject to adjustment as provided for in Article 10 and any subsequent amendment to this Plan, the maximum aggregate number of Shares that may be issued pursuant to Awards granted under the Plan shall not exceed 30,000,000 Shares. Such maximum number of Shares consists of (i) 12,850,917 Shares issuable pursuant to Awards previously granted and, if applicable, outstanding under the Corporation’s Prior Plan as of the Effective Date, which Awards are covered by this Plan, and (ii) 17,149,083 additional Shares that may be issued pursuant to Awards to be granted under this Plan. Shares delivered under the Plan shall be authorized but unissued shares, treasury shares or shares purchased on the open market or by private purchase.

(b)	To the extent any Awards (or portion(s) thereof) under this Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered to the Corporation by the Participant, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c)	Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7	Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, any Award Agreement to a Participant granted an Award pursuant to this Plan.

3.8	Non-transferability of Awards

Except as permitted by the Plan Administrator, and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and, immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant’s death.

Article 4
OPTIONS

4.1	Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2	Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant.

4.3	Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4	Vesting and Exercisability

(a)	The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

(b)	Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.

(c)	Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d)	The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5	Payment of Exercise Price

(a)	Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as might, in the discretion of the Plan Administrator, be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the cashless exercise process set out in Section 4.5(b) or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

(b)	Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, if permitted by the Plan Administrator, at its discretion, a Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”), by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to Section 8.3, the Corporation shall satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

(c)	No Shares will be issued or transferred until full payment therefor has been received by the Corporation or arrangements for such payment have been made to the satisfaction of the Plan Administrator.

(d)	If a Participant surrenders Options through a Cashless Exercise pursuant to Section 4.5(b), to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the “Tax Act”) in respect of such surrender if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will, at the written request of the Participant, cause such election to be so made and filed (and such other procedures to be so undertaken).

Article 5
RESTRICTED SHARE UNITS

5.1	Granting of RSUs

(a)	The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of services rendered by the applicable Participant in a taxation year (the “RSU Service Year”). If a Participant is to receive RSUs as remuneration for an RSU Service Year other than as a bonus or similar payment, the RSU grant shall be made before such remuneration has been earned, and, for greater certainty, if such RSU grants are made at the discretion of the Plan Administrator on a quarterly basis, each such RSU grant shall be made in advance of the quarter to which it relates. The terms and conditions of each RSU grant shall be evidenced by an Award Agreement. Each RSU will consist of a right to receive a Share upon the settlement of such RSU (as provided in Section 0).

(b)	The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant and (B) such amount as determined by the Plan Administrator in its sole discretion.

5.2	RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation as of the Date of Grant.

5.3	Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A with respect to a U.S. Taxpayer.

5.4	Settlement of RSUs

The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that settlement shall in all cases be in the form of Shares, and further provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A to the extent it is applicable. Unless an RSU awarded to a U.S. Taxpayer is designed to be exempt from Section 409A (and the applicable RSU Agreement properly reflects terms required for such exemption), the applicable RSU Award Agreement will designate the payment date or event for settlement of the RSUs in accordance with the requirements of Section 409A, specifically setting forth such date or dates that are the “RSU Designated Payment Date(s)”. Subject to Section 11.7(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU the Participant shall redeem each vested RSU for one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct.

ARTICLE 6

PERFORMANCE SHARE UNITS

6.1	Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of services rendered by the applicable Participant in a taxation year (the ”PSU Service Year”). If a Participant is to receive PSUs as remuneration for a PSU Service Year other than as a bonus or similar payment, the PSU grant shall be made before such remuneration has been earned. The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A to the extent it is applicable. Unless a PSU awarded to a U.S. Taxpayer is designed to be exempt from Section 409A (and the applicable PSU Agreement properly reflects terms required for such exemption), the applicable PSU Award Agreement will designate the payment date or event for settlement of the PSUs in accordance with the requirements of Section 409A (the “PSU Designated Payment Date”), and unless otherwise provided in the PSU Award Agreement, the PSU Designated Payment Date(s) will be the last day of the designated performance period. Each PSU will consist of a right to receive a Share, upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

6.2	Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a Participant’s employment and the settlement terms pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement, provided that settlement shall in all cases be in the form of Shares.

6.3	Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. Following the Date of Grant, the Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no vesting will occur, levels of performance at which specified vesting will occur and a maximum level of performance above which no additional settlement or vesting will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

6.4	PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation as of the Date of Grant.

6.5	Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs, provided that the terms comply with Section 409A, to the extent it is applicable, with respect to a U.S. Taxpayer.

6.6	Settlement of PSUs

The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs provided that settlement shall in all cases be in the form of Shares, and further provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A to the extent it is applicable. Subject to Section 11.7(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU the Participant shall redeem each vested PSU for one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct.

Article 7
DEFERRED SHARE UNITS

7.1	Granting of DSUs

(a)	The Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 7.1(b) to participate in the grant of additional DSUs pursuant to this Article 7. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 7 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The “Elected Amount” shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the “Cash Fees”).

(b)	Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of Schedule A hereto (the “Election Notice”) with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year in which the services giving rise to the Director Fees that are subject to such election are performed (other than for Director Fees payable for the 2020 financial year, in which case any Electing Person who is not a U.S. Taxpayer as of the date of this Plan shall file the Election Notice by the date that is 30 days from the Effective Date with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person who is not a U.S. Taxpayer, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of the first year in which an Electing Person who is a U.S. Taxpayer first becomes an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A), an initial Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the end of the 30-day election period. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

(c)	Subject to Subsection 7.1(d), the election of an Electing Person under Subsection 7.1(b) shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice. In the case of an Electing Person who is a U.S. Taxpayer, his or her election under Subsection 7.1(b) shall be deemed to apply to all Cash Fees that are earned in calendar years beginning after the Election Date. An Electing Person is not required to file another Election Notice for subsequent calendar years.

(d)	Each Electing Person who is not a U.S. Taxpayer is entitled once per calendar year to terminate his or her election to receive DSUs by filing with the Chief Financial Officer of the Corporation a termination notice in the form of Schedule B. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a “black-out” on trading. Thereafter, any portion of such Electing Person’s Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 7.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 7, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Taxpayer to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of Schedule C is delivered.

(e)	Any DSUs granted pursuant to this Article 7 prior to the delivery of a termination notice pursuant to Subsection 7.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f)	The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 7 will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount) by (ii) the Market Price of a Share on the Date of Grant.

(g)	In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

7.2	DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

7.3	Vesting of DSUs

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, DSUs shall vest immediately upon grant.

7.4	Settlement of DSUs

(a)	DSUs shall be settled on the date established in the Award Agreement; provided, however, that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, then, for a Participant who is not a U.S. Taxpayer, the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date nor later than the end of the first calendar year commencing after the Termination Date), and for a Participant who is a U.S. Taxpayer, the settlement date shall be the date determined by the Participant in accordance with the Election Notice (which date shall not be earlier than the Participant’s Separation from Service nor later than the end of the first calendar year commencing after the Termination Date). On the settlement date for any DSU the Participant shall redeem each vested DSU for:

(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct; or

(ii)	at the election of the Participant and subject to the approval of the Plan Administrator, a cash payment.

(b)	Any cash payments made under this Section 7.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation’s payroll or in such other manner as determined by the Corporation.

7.5	No Additional Amount or Benefit

For greater certainty, neither a Participant to whom DSUs are granted nor any person with whom such Participant does not deal at arm’s length (for purposes of the Tax Act) shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Market Price of the Shares to which the DSUs relate.

Article 8
ADDITIONAL AWARD TERMS

8.1	Dividend Equivalents

(a)	Unless otherwise determined by the Plan Administrator and set forth in the particular Award Agreement, an Award of RSUs, PSUs and DSUs shall include the right for such RSUs, PSUs and DSUs to be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s account shall vest in proportion to the RSUs, PSUs and DSUs to which they relate, and shall be settled in accordance with Sections 5.4, 6.6, and 7.4 respectively.

(b)	The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

8.2	Black-out Period

In the event that an Award expires at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such Award will be the date that is 10 Business Days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

8.3	Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding or remittance liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless related withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances the Plan Administrator may require that a Participant pay to the Corporation the amount as the Corporation or a subsidiary of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a subsidiary of the Corporation, as the case may be, or, at the discretion of the Plan Administrator, at any earlier date as a condition of vesting or settlement of the Award. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount or (c) enter into any other suitable arrangements for the receipt of such amount.

8.4	Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation, or as set out in the Participant’s employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 8.4 to any Participant or category of Participants.

Article 9

TERMINATION OF EMPLOYMENT OR SERVICES

9.1	Termination of Employee, Consultant or Director

Subject to Section 9.2, unless otherwise determined by the Plan Administrator and set forth in an employment agreement, Award Agreement or other written agreement:

(a)	where a Participant’s employment, consulting agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of the voluntary resignation by the Participant or termination by the Corporation or a subsidiary of the Corporation for Cause, then any Option or other Award held by the Participant that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

(b)	where a Participant’s employment, consulting agreement or arrangement is terminated by the Corporation or a subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of (A) the Expiry Date of such Option and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award (other than an Option) of a Participant who is not a U.S. Taxpayer, such Award will be settled within 90 days after the Termination Date. In the case of a vested RSU or a vested PSU of a U.S. Taxpayer (including RSUs and PSUs that become vested as a result of this Section 9.1(b)), such RSU or PSU will be settled within 90 days after the Termination Date. Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant’s Election Notice (the form of which is attached as Schedule A hereto);

(c)	where a Participant’s employment, consulting agreement or arrangement terminates on account of his or her becoming Disabled, then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Award (other than an Option) of a Participant who is not a U.S. Taxpayer will be settled within 90 days after the Termination Date. In the case of a vested RSU or a vested PSU of a U.S. Taxpayer (including RSUs and PSUs that become vested as a result of this Section 9.1(c)), such RSU or PSU will be settled within 90 days after the Termination Date. Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant’s Election Notice (the form of which is attached as Schedule A hereto);

(d)	where a Participant’s employment, consulting agreement or arrangement is terminated by reason of the death of the Participant, then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of (A) the Expiry Date of such Option and (B) the first anniversary of the date of the death of such Participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award (other than an Option), of a Participant who is not a U.S. Taxpayer, such Award will be settled with the Participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the Participant’s death. In the case of a vested RSU or a vested PSU of a U.S. Taxpayer (including RSUs and PSUs that become vested as a result of this Section 9.1(d)), such RSU or PSU will be settled with the Participant’s beneficiary or legal representative within 90 days after the Participant’s death. Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant’s Election Notice (the form of which is attached as Schedule A hereto);

(e)	where the employment, consulting agreement or arrangement of a Participant is terminated due to the Participant’s Retirement, then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant at any time during the period that terminates on the earlier of (A) the Expiry Date of such Option and (B) the third anniversary of the Participant’s date of Retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. With respect to Awards of Participants who are not U.S. Taxpayers, in the case of a vested Award other than an Option, such Award will be settled within 90 days after the Participant’s Retirement. In the case of a vested Award other than an Option (and with respect to U.S. Taxpayers a Vested Award other than an Option or a DSU), such Award will be settled at the same time the Award would otherwise have been settled had the Participant remained in active service with the Corporation or its subsidiary. With respect to Awards of Participants who are U.S. Taxpayers, vested RSUs and vested PSUs (including RSUs and PSUs that become vested as a result of this Section 9.1(e)) will be settled within 90 days after the Participant’s Termination Date. Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant’s Election Notice (the form is attached as Schedule A hereto). Notwithstanding the foregoing, if, following his or her Retirement, the Participant commences (the “Commencement Date”) employment, consulting or acting as a Director of the Corporation or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any Person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries, any Option or other Award held by the Participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

(f)	a Participant’s eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

(i)	the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant’s employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

(ii)	the date of the death, Disability or Retirement of the Participant;

(g)	notwithstanding Subsection 9.1(b), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, but with due regard for Section 409A, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation; and

(h)	for greater clarity, RSUs PSUs and DSUs granted to a Participant who is a U.S. Taxpayer are intended to comply with Section 409A, and unless otherwise provided in the applicable Award Agreement or other written agreement, or unless exempt from Section 409A, the settlement of vested RSUs and vested PSUs will occur, subject to Subsections 11.7(d) and 10.2(c), at the earlier of (i) the Participant’s Separation from Service, and (ii) the RSU Designated Payment Date or PSU Designated Payment Date, as applicable. DSUs granted to a Participant who is a U.S. Taxpayer will be settled and paid out in accordance with the Participant’s Election Notice (the form of which is attached as Schedule A hereto).

9.2	Discretion to Permit Acceleration of Vesting

Notwithstanding the provisions of Section 9.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator, taking into account the requirements of Section 409A of the Code with respect to Awards of U.S. Taxpayers, to the extent it is applicable, and provided that such acceleration of vesting will not change the time of settlement of an Award that is subject to Section 409A unless otherwise permitted under Section 409A.

Article 10
EVENTS AFFECTING THE CORPORATION

10.1	General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 10 would have an adverse effect on this Plan or on any Award granted hereunder.

10.2	Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant:

(a)	subject to this Section 10.2, but notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause: (i) the conversion or exchange of any outstanding Awards into or for rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing. In taking any of the actions permitted under this Subsection 10.2(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing:

(i)	in the case of Options held by a Canadian Taxpayer the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 10.2(a)) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act) of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted; and

(ii)	in the case of RSUs and PSUs held by a Canadian Taxpayer the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 10.2(a)) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act) of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted;

(b)	notwithstanding Section 9.1, and except as otherwise provided in a written employment or other agreement between the Corporation or a subsidiary of the Corporation and a Participant, if within 12 months following the completion of a transaction resulting in a Change in Control, a Participant’s employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause:

(i)	any unvested Awards held by the Participant at the Termination Date shall immediately vest; and

(ii)	any vested Awards of Participants may be exercised, surrendered or settled by such Participant at any time during the period that terminates on the earlier of (A) the Expiry Date of such Award and (B) the date that is 90 days after the Termination Date, provided that any vested Awards (other than Options and DSUs) granted to U.S. Taxpayers will be settled within 90 days of the Participant’s Separation from Service. DSUs of U.S. Taxpayers will be settled in accordance with the Participant’s Election Notice (the form of which is attached as Schedule A hereto) unless earlier settlement upon the Participant’s Separation from Service would be permitted under Section 409A. Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled;

(c)	notwithstanding Subsection 10.2(a) and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards, other than an Option, RSU or PSU held by a Canadian Taxpayer for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. Taxpayers will be settled within 90 days of the Change in Control, and provided further that DSUs of a U.S. Taxpayer will not be terminated and paid out pursuant to this Subsection 10.2(c) unless otherwise permitted in compliance with Section 409A; and

(d)	it is intended that any actions taken under this Section 10.2 will comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers.

10.3	Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, then, subject to the prior approval of the Exchange, if required, (i) the number of Shares reserved for issuance under the Plan shall be correspondingly adjusted and (ii) the Plan Administrator will make such adjustments to Awards (such as the number and type of securities subject to an Award, the Exercise Price of an Award and any performance goals) or to any provisions of this Plan as the Plan Administrator deems equitable to prevent dilution or enlargement of Awards or as may otherwise be advisable.

10.4	Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired, or by reference to which such Awards may be settled, on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.5	Immediate Acceleration of Awards

In taking any of the steps provided in Sections 10.3 and 10.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 10.3 and 10.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards, provided that any adjustment of acceleration of vesting undertaken pursuant to Article 10 shall be undertaken only in a manner, and to the extent, they will not result in adverse tax consequences under Section 409A of the Code.

10.6	Issue by Corporation of Additional Shares

Except as expressly provided in this Article 10, neither:

(a)	the issue by the Corporation of (i) shares of any class, (ii) securities convertible into or exchangeable for shares of any class or (iii) securities otherwise entitling the holder to acquire shares of any class (including, without limitation, stock options and Share purchase warrants); nor

(b)	the issuance of the underlying securities upon the exercise of the conversion, exchange or other acquisition rights attaching to such securities;

affects, and no adjustment by reason thereof is to be made with respect to, the number of Shares that may be acquired as a result of a grant of Awards.

10.7	Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 10 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

Article 11
U.S. TAXPAYERS

11.1	Provisions for U.S. Taxpayers

Options granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code (the “ISOs”). Each Option shall be designated in the Award Agreement as either an ISO or a non-qualified stock option. If an Award Agreement fails to designate an Option as either an ISO or non-qualified stock option, the Option will be a non-qualified stock option. The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO. Non-qualified stock options will be granted to a U.S. Taxpayer only if (i) such U.S. Taxpayer performs services for the Corporation or any corporation or other entity in which the Corporation has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined under Section 409A, such that the Option will constitute an option to acquire “service recipient stock” within the meaning of Section 409A, or (ii) such Option otherwise is exempt from Section 409A.

11.2	Certain Defined Terms

For the purposes of this Article 11:

(a)	“employee” means any person who is considered an employee of the Corporation or any parent corporation or subsidiary of the Corporation for purposes of Treasury Regulation Section 1.421-1(h);

(b)	“parent corporation” has the meaning ascribed thereto in Sections 424(e) of the Code; and

(c)	“subsidiary corporation” has the meaning ascribed thereto in Sections 424(f) of the Code.

11.3	ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 5,000,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. ISOs may be granted at the discretion of the Plan Administrator, provided that ISOs may only be granted to an individual who is an employee of the Corporation or of a parent corporation or subsidiary corporation of the Corporation. No ISO may be granted more than ten years after the earlier of (i) the date on which the Plan is adopted by the Board or (ii) the date on which the Plan is approved by the shareholders.

11.4	ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a parent corporation or subsidiary corporation on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option.

11.5	$100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation and any parent corporation or subsidiary corporation) exceeds US$100,000, such excess ISOs shall be treated as non-qualified stock options.

11.6	Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

11.7	Section 409A of the Code

(a)	This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any reference in this Plan to Section 409A of the Code shall also include any regulation promulgated thereunder or any other formal guidance issued by the Internal Revenue Service with respect to Section 409A of the Code. Each Award shall be construed and administered such that the Award either (A) qualifies for an exemption from the requirements of Section 409A of the Code or (B) satisfies the requirements of Section 409A of the Code. If an Award is subject to Section 409A of the Code, (I) distributions shall only be made in a manner and upon an event permitted under section 409A of the Code, (II) payments to be made upon a termination of employment or service shall only be made upon a “separation from service” under Section 409A of the Code, (III) unless the Award specifies otherwise, each installment payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(b)	All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code.

(c)	The Plan Administrator, in its sole discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer’s vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code.

(d)	Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is six months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such six-month anniversary of such separation from service.

11.8	Section 83(b) Election

If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Corporation.

11.9	Application of Article 11 to U.S. Taxpayers

For greater certainty, the provisions of this Article 11 shall only apply to U.S. Taxpayers.

Article 12

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1	Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion, determines appropriate; provided, however, that:

(a)	no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements;

(b)	any amendment that would cause an Award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained; and

(c)	no such amendment, modification or change may alter the requirement that the settlement of vested RSUs, PSUs and Options held by a Canadian Taxpayer for the purposes of the Tax Act must be in the form of Shares.

12.2	Shareholder Approval

Notwithstanding Section 12.1 and subject to any rules of the Exchange, approval of the holders of Shares shall be required for any amendment, modification or change that:

(a)	increases the maximum number of Shares reserved for issuance under the Plan, except pursuant to the provisions under Article 10 which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	reduces the exercise price of an Option Award (for this purpose, a cancellation or termination of an Option Award of a Participant prior to its Expiry Date for the purpose of reissuing an Option Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(c)	extends the term of an Option Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within 10 Business Days following the expiry of such a blackout period);

(d)	permits an Option Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

(e)	increases or removes the limits on the participation of Directors;

(f)	permits Awards to be transferred to a Person;

(g)	changes the eligible participants of the Plan; or

(h)	deletes or reduces the range of amendments which require approval of shareholders under this Section 12.2.

12.3	Permitted Amendments

Without limiting the generality of Section 12.1, but subject to Section 12.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a)	making any amendments to the general vesting provisions of each Award;

(b)	making any amendments to the provisions set out in Article 9;

(c)	making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d)	making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants; or

(e)	making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

Article 13
MISCELLANEOUS

13.1	Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

13.2	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

13.3	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as a Director, Employee or Consultant. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

13.4	Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest whether or not such action would have an adverse effect on this Plan or any Award.

13.5	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Award Agreement shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant’s employment agreement with the Corporation or a subsidiary of the Corporation, as the case may be, on the other hand, the provisions of the employment agreement or other written agreement shall prevail.

13.6	Anti-Hedging Policy

By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

13.7	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence) in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

13.8	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

13.9	International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

13.10	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

13.11	General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

13.12	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

13.13	Notices

All written notices to be given by a Participant to the Corporation shall be delivered either personally or by e-mail or mail, postage prepaid, addressed as follows:

Electrameccanica Vehicles Corp.
102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4
Attention: Chief Financial Officer.

All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

13.14	Effective Date

This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation.

13.15	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

13.16	Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan and including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

Schedule A

Electrameccanica Vehicles Corp. (the “Corporation”)
2020 Stock Incentive Plan (the “Plan”)

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of deferred share units (“DSUs”) pursuant to Article 7 of the Plan and to receive ____% of my Cash Fees in the form of DSUs.

If I am a U.S. Taxpayer, I hereby further elect for any DSUs subject to this Election Notice to be settled on the later of (i) my “separation from service” (within the meaning of Section 409A) or (ii) ______________________________.

I confirm that:

(a)	I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them;

(b)	I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time;

(c)	the value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed; and

(d)	to the extent I am a U.S. Taxpayer, I understand that this election is irrevocable for the calendar year to which it applies and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Corporation.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan’s text.

I understand that the amount of the Cash Fees that I elect to defer under this Election Notice are subject to the rights of the Corporation’s creditors in the event of the Corporation’s insolvency. I further understand that this Election Notice will be effective upon receipt by the Corporation.

Once I have elected to defer Cash Fees into additional DSUs by filing this Election Notice, the deferral election will govern the entire period to which it relates and cannot be revoked. Similarly, to the extent that I am a U.S. Taxpayer and have elected the time of settlement of my DSUs by filing this Election Notice, the settlement election will be irrevocable and may not be changed at any time prior to settlement of the DSUs subject to such election.

Date:
(Name of Participant)

(Signature of Participant)

Notice to Directors who are not U.S. Taxpayers

If you, as an “Electing Person” under the Plan, wish to elect to receive any portion (the “Elected Amount”) of the Director Fees that would otherwise be payable to you in cash (the “Cash Fees”) in the form of DSUs, you must file this notice of election (the “Election Notice”) with the Chief Financial Officer (the “CFO”) of the Corporation pursuant to Section 7.1(b) of the Plan:

(a)           if you are an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply; or

(b)          if you are a newly appointed as a Director, within 30 days of your appointment with respect to compensation paid for services to be performed after such date.

Subject to applicable tax law, the Elected Amount can be between 0% and 100% of your Cash Fees.

If no election is made within the foregoing time frames, you will be deemed to have elected to be paid the entire amount of you Cash Fees in cash.

Subject to Section 7.1(d) of the Plan, your election shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice with the CFO. You are not required to file another Election Notice for subsequent calendar years.

Under Section 7.1(d) of the Plan, you may elect once per calendar year to terminate your election to receive DSUs by filing with the CFO a termination notice (the “Termination Notice”) in the form annexed to the Plan as Schedule B. Such termination shall be effective immediately upon receipt of such notice by the Corporation, provided that the Corporation has not imposed a “black-out” on trading. Thereafter, any portion of your Cash Fees payable or paid in the same calendar year and, subject to filing a further Election Notice in accordance with Section 7.1(b) of the Plan, all subsequent calendar years shall be paid in cash. For greater certainty, to the extent that you terminate your participation in the grant of DSUs pursuant to Article 7 of the Plan, you will not be entitled to elect to receive the Elected Amount, or any other amount of your Cash Fees in DSUs again until the calendar year following the year in which the Termination Notice is delivered

Please refer to Article 7 of the Plan for further information, and consult your professional tax adviser as to the tax consequences of making an election.

Notice to Directors who are U.S. Taxpayers

If you, as an “Electing Person” under the Plan, wish to elect to receive any portion (the “Elected Amount”) of the Director Fees that would otherwise be payable to you in cash (the “Cash Fees”) in the form of DSUs, you must file this notice of election (the “Election Notice”) with the Chief Financial Officer (the “CFO”) of the Corporation pursuant to Section 7.1(b) of the Plan:

(a)           if you are an existing Electing Person, by December 31st in the year prior to the year in which the services giving rise to the Director Fees that are subject to such election are performed; or

(b)          if you are a newly appointed, and this is the first year in which you are electing to be an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A of the Code), within 30 days of your appointment, provided that such election shall apply on to compensation paid for services to be performed after the end of the 30-day election period.

Subject to applicable tax law, the Elected Amount can be between 0% and 100% of your Cash Fees.

If no election is made within the foregoing time frames, you will be deemed to have elected to be paid the entire amount of you Cash Fees in cash.

Subject to Section 7.1(d) of the Plan, your election shall be deemed to apply to all Cash Fees earned after the date on which you file this Election Notice with the CFO. You are not required to file another Election Notice for subsequent calendar years.

Under Section 7.1(d) of the Plan, you may elect to terminate your election to receive DSUs by filing with the CFO a termination notice (a “Termination Notice”) in the form annexed to the Plan as Schedule C. As a U.S. Taxpayer, your election to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year, and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the Termination Notice is delivered.

Please refer to Article 7 of the Plan for further information, and consult your professional tax adviser as to the tax consequences of making an election.

Schedule B

Electrameccanica Vehicles Corp.
2020 Stock Incentive Plan (the “Plan”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in deferred share units (“DSUs”) in accordance with Article 7 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note:	An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

Schedule C

Electrameccanica Vehicles Corp. (the “Corporation”)
2020 Stock Incentive Plan (the “Plan”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs (U.S. TAXPAYERS)

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in deferred share units (“DSUs”) in accordance with Article 7 of the Plan.

I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Corporation.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note:	An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.